                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-59678


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND HAS BECOME EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND THEY ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED AUGUST 2, 2001

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 19, 2001)

[YORK INTERNATIONAL CORP. LOGO]

$
          % Senior Notes due 2006

Interest payable February      and August

ISSUE PRICE:        %

The notes will mature on August   , 2006. Interest will accrue from August   ,
2001. We may redeem the notes in whole or in part at any time at the redemption price described on page S-30.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

---------------------------------------------------------------------------------------------------------------------
                                                           PRICE TO            UNDERWRITING            PROCEEDS
                                                            PUBLIC              DISCOUNTS               TO US
---------------------------------------------------------------------------------------------------------------------
Per Note                                              %                   %                      %
---------------------------------------------------------------------------------------------------------------------
Total                                                 $                   $                      $
---------------------------------------------------------------------------------------------------------------------

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors through the book-entry delivery
system of The Depositary Trust Company on or about August   , 2001.

                      Joint Lead Managers and Bookrunners

JPMORGAN                                                 SALOMON SMITH BARNEY

                                 Co-Managers
FIRST UNION SECURITIES, INC.               TOKYO-MITSUBISHI INTERNATIONAL PLC

August   , 2001

     You should rely only on the information contained in this prospectus supplement and accompanying prospectus and the information to which we have referred you. We have not authorized anyone to provide you with any additional information.

     This prospectus supplement and accompanying prospectus do not constitute an offer to sell, or the solicitation of an offer to purchase, the notes offered by this prospectus supplement and accompanying prospectus in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus supplement and accompanying prospectus nor any distribution of notes pursuant to this prospectus supplement and accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in or incorporated into this prospectus supplement and accompanying prospectus by reference or in our affairs since the date of this prospectus supplement.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
About this Prospectus Supplement............................   S-3
Special Note Regarding Forward-Looking Information..........   S-3
York International Corporation..............................   S-4
Use of Proceeds.............................................   S-5
Ratio of Earnings to Fixed Charges..........................   S-5
Capitalization..............................................   S-6
Selected Financial Data.....................................   S-7
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-9
Business....................................................  S-19
Description of the Notes....................................  S-30
Underwriting................................................  S-33
Legal Matters...............................................  S-34
Experts.....................................................  S-34

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About this Prospectus.......................................     2
Where You Can Find More Information.........................     3
Special Note Regarding Forward-Looking Information..........     5
York International Corporation..............................     6
Ratio of Earnings to Fixed Charges..........................     7
Use of Proceeds.............................................     7
Description of Debt Securities..............................     8
Plan of Distribution........................................    20
Legal Matters...............................................    21
Experts.....................................................    21

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement contains the terms of this offering of notes. This prospectus supplement may add, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

     To understand the terms of the notes offered by this prospectus supplement and accompanying prospectus, you should carefully read this prospectus supplement and accompanying prospectus. You should also read the documents referred to in "Where You Can Find More Information" on pages 3-4 of the accompanying prospectus for information about us and our financial statements.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     We have made some statements in this prospectus supplement that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and we intend those statements to be subject to the safe harbors provisions of those sections. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual business, financial condition and results of operations to be materially different from any statements. These factors include, among others, those listed under "Management's Discussion and Analysis of Results of Operations and Financial Condition" in the documents incorporated by reference into the accompanying prospectus and elsewhere, including under the heading "Forward-Looking Information -- Risk Factors" in
Exhibit 13 to our Annual Report on Form 10-K for the year ended December 31, 2000. In some cases, you can identify forward-looking statement by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that our future business, financial condition or results of operations will be in line with these forward-looking statements.

                         YORK INTERNATIONAL CORPORATION

     We are a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration, or HVAC&R, products. We believe that we are the third largest manufacturer and marketer of HVAC&R products in the United States and one of the leading companies in the HVAC&R industry internationally. Our air conditioning systems range from a one ton* unit for a small residence to the 59,000 ton system installed in the New York World Trade Center. In 2000, our products were sold in over 125 countries through over 1,000 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Cape Canaveral, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Convention and Exhibition Centre and the Lantau Airport Railway in Hong Kong.

     We were founded in 1874 in York, Pennsylvania. From 1956 until 1986 we were a part of Borg-Warner Corporation. In 1986, we were spun off to Borg-Warner shareholders and became an independent, publicly held company. In 1988, we were purchased in a leveraged buyout by a corporation organized by affiliates of Citicorp Investments, Inc. and two investors. In October 1991, we completed an initial public offering of our common stock, and in 1992, Citicorp Investments and the other non-management investors sold their remaining shares in a public offering. In 1999, we expanded our refrigeration business by acquiring all of the outstanding capital stock of Sabroe A/S, a Danish company. This acquisition established the York Refrigeration Group as the world leader in supplying industrial refrigeration systems and products.

     Headquartered in York, Pennsylvania, we have manufacturing facilities in 10 states and 8 foreign countries. As of December 31, 2000, we employed approximately 24,600 people worldwide. Our principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17043, and our telephone number is (717) 771-7890.

     Unless the context otherwise requires, the terms "we," "us," "our" and "York" refer to York International Corporation and its consolidated subsidiaries.

---------------

* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

                                USE OF PROCEEDS

     We estimate the net proceeds to be received by us from the sale of the
notes to be $     million after deducting expenses of approximately $
payable by us. We intend to use these net proceeds to retire indebtedness outstanding under our commercial paper program.

                       RATIO OF EARNINGS TO FIXED CHARGES

     For purposes of computing the ratios of earnings to fixed charges, earnings consist of earnings before taxes and the cumulative effect of an accounting change, plus distributed income of equity affiliates and fixed charges, less equity in earnings of affiliates. Fixed charges consist of interest expense, amortization of financing costs and an estimated portion of rentals representing interest costs.

     The following table sets forth the ratios of earnings to fixed charges for us for the periods indicated:

                                        SIX MONTHS                    YEAR
                                          ENDED                      ENDED
                                         JUNE 30,                 DECEMBER 31,
                                        ----------    ------------------------------------
                                           2001       2000    1999    1998    1997    1996
                                        ----------    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges....     1.2x       2.3x    2.7x    5.0x    2.6x    6.1x

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of June 30, 2001, and as adjusted to give effect to the sale of the notes offered in this prospectus supplement and accompanying prospectus and to reflect the application of the proceeds from the sale of the notes to reduce indebtedness outstanding under our commercial paper program. The as adjusted capitalization does not give effect to the underwriting discount and our estimated offering expenses.

                                                                    JUNE 30, 2001
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Notes payable and current portion of long-term debt:
  Bank loans (primarily foreign currency)...................  $   41,006    $   41,006
  Domestic bank line at an average rate of 4.38%............      75,000        75,000
  Commercial paper, 4.25% interest..........................      75,741        75,741
  Current portion of long-term debt.........................       2,496         2,496
                                                              ----------    ----------
     Total..................................................  $  194,243    $  194,243
                                                              ----------    ----------

Long-term debt:
  Commercial paper, 4.25% interest..........................  $  400,000    $
  Senior notes, 6.75% interest, due March 2003..............     100,000       100,000
  Senior notes, 6.70% interest, due June 2008...............     200,000       200,000
  Senior notes,      % interest, due August 2006............          --
  Other (primarily foreign bank loans) at an average rate of
     6.44%..................................................      29,418        29,418
                                                              ----------    ----------
     Total..................................................     729,418       729,418
  Less current portion......................................      (2,496)       (2,496)
                                                              ----------    ----------
     Total long-term debt:..................................  $  726,922    $  726,922
                                                              ----------    ----------

Stockholder's equity........................................  $  710,150    $  710,150
                                                              ----------    ----------
Total capitalization........................................  $1,631,315    $1,631,315
                                                              ==========    ==========

                            SELECTED FINANCIAL DATA

     The following selected financial information as of December 31, 2000, 1999, 1998, 1997 and 1996 and for each of the years in the five-year period ended December 31, 2000 is derived from our audited consolidated financial statements and schedules. The following selected financial information as of June 30, 2001 and June 30, 2000 and for each of the six-month periods ended June 30, 2001 and June 30, 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements.

                                     AS OF OR FOR
                                   SIX MONTHS ENDED                                AS OF OR FOR
                                       JUNE 30,                              YEAR ENDED DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   2001         2000         2000         1999         1998       1997(B)        1996
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER INFORMATION)
                                      (UNAUDITED)
Statements of Operations Data:
Net sales.....................  $2,019,577   $1,963,401   $3,897,403   $3,877,029   $3,300,015   $3,193,657   $3,218,534
Gross profit..................     390,882      424,834      825,949      787,628      699,097      636,226      685,857
Acquisition, integration,
  restructuring and other
  charges(a)..................      57,175        1,219       49,679       54,532           --           --           --
Income from operations........      43,104      112,730      169,286      163,945      228,704      114,002      238,384
Interest expense, net.........      38,231       40,231       81,587       61,150       41,527       40,876       34,544
Gain on divestitures..........          --       26,902       26,902        9,627           --           --           --
Income before income taxes and
  cumulative effect of
  accounting change...........       6,822      103,472      120,969      118,082      187,303       78,468      204,463
(Benefit) provision for income
  taxes.......................     (17,000)      34,690       14,362       41,303       50,810       31,075       56,554
Income before cumulative
  effect of accounting
  change......................      23,822       68,782      106,607       76,779      136,493       47,393      147,909
Net income....................      23,822       68,782      106,607       75,882      136,493       47,393      147,909
Basic earnings per share:
  Income before cumulative
    effect of accounting
    change....................        0.62         1.81         2.80         1.93         3.38         1.11         3.43
  Accounting change...........          --           --           --        (0.02)          --           --           --
  Net income..................        0.62         1.81         2.80         1.91         3.38         1.11         3.43
Diluted earnings per share:
  Income before cumulative
    effect of accounting
    change....................        0.61         1.80         2.78         1.93         3.36         1.10         3.37
  Accounting change...........          --           --           --        (0.02)          --           --           --
  Net income..................        0.61         1.80         2.78         1.91         3.36         1.10         3.37
Cash dividends per share......        0.30         0.30         0.60         0.60         0.48         0.48         0.36
Weighted average common shares
  and common equivalents
  outstanding:
  Basic.......................      38,430       38,086       38,107       39,637       40,402       42,550       43,136
  Diluted.....................      38,922       38,190       38,281       39,832       40,622       43,040       43,950
Capital expenditures..........  $   35,301   $   46,193   $   93,971   $  104,065   $   64,638   $   66,854   $   73,576
Depreciation and amortization
  of property, plant and
  equipment...................      33,313       31,186       63,115       64,171       57,785       52,776       48,581
Amortization of deferred
  charges and unallocated
  excess of cost over net
  assets acquired.............      13,883       16,491       28,443       24,119       17,059       15,978       18,410

                                     AS OF OR FOR
                                   SIX MONTHS ENDED                                AS OF OR FOR
                                       JUNE 30,                              YEAR ENDED DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   2001         2000         2000         1999         1998       1997(B)        1996
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER INFORMATION)
                                      (UNAUDITED)
Balance Sheet Data:
  Working capital.............  $  488,454   $  587,480   $  539,801   $  485,234   $  521,054   $  535,123   $  524,143
  Total assets................   2,708,401    2,940,855    2,774,211    2,874,539    2,106,538    1,996,298    2,074,771
  Long-term debt..............     726,922      895,976      831,354      854,494      362,724      452,344      313,641
  Stockholders' equity........     710,150      771,854      748,976      731,930      730,799      646,285      780,377
Other Information:
  Employees...................      23,700       25,000       24,600       25,000       20,600       20,300       20,100
  Backlog (in thousands)......  $1,052,662   $1,083,379   $1,018,464   $1,065,096   $  879,473   $  834,466   $  845,076
  Total debt as a percent of
    total capital.............        56.5%        57.2%        54.5%        56.7%        36.2%        44.7%        36.2%
  Current ratio...............        1.50         1.59         1.59         1.48         1.66         1.78         1.68
  Book value per share........  $    18.43   $    20.29   $    19.52   $    19.08   $    18.27   $    15.91   $    17.89

---------------
(a) In 2001, 2000 and 1999, we recorded charges to operations for restructuring and our other cost reduction initiatives, and for acquisition, integration and restructuring activities related to the 1999 Sabroe acquisition.

(b) In 1997, we recorded charges of $75.5 million relating to restructuring of operations.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth net sales by product group and geographic market:

                                      SIX MONTHS                         YEAR ENDED
                                    ENDED JUNE 30,                      DECEMBER 30,
                               ------------------------    --------------------------------------
                                  2001          2000          2000          1999          1998
                               ----------    ----------    ----------    ----------    ----------
                                                         (IN THOUSANDS)
Engineered Systems Group.....  $  958,843    $  889,075    $1,541,664    $1,447,461    $1,396,799
York Refrigeration Group.....     444,206       480,972     1,018,179       918,059       476,804
Unitary Products Group.......     401,451       403,026     1,011,405     1,115,664     1,072,045
Bristol Compressors..........     330,823       325,002       525,716       581,836       531,764
Eliminations.................    (115,746)     (134,674)     (199,561)     (185,991)     (177,397)
                               ----------    ----------    ----------    ----------    ----------
  Net Sales..................  $2,019,577    $1,963,401    $3,897,403    $3,877,029    $3,300,015
                               ==========    ==========    ==========    ==========    ==========
U.S. ........................          50%           50%           48%           52%           58%
International................          50%           50%           52%           48%           42%
                               ----------    ----------    ----------    ----------    ----------
  Total......................         100%          100%          100%          100%          100%
                               ==========    ==========    ==========    ==========    ==========

RESULTS OF OPERATIONS SIX MONTHS ENDED JUNE 30, 2001 AS COMPARED WITH SIX MONTHS ENDED JUNE 30, 2000

     Net sales for the six months ended June 30, 2001 increased 2.9% to $2,019.6 million as compared to $1,963.4 million for the six months ended June 30, 2000. From a geographic perspective, for the six months ended June 30, 2001, U.S. sales increased 1.8% to $1,002.2 million and non-U.S. sales increased 3.9% to $1,017.4 million.

     Order backlog at June 30, 2001 was $1,052.7 million compared to $1,083.4 million as of June 30, 2000 and $1,018.5 million as of December 31, 2000.

     Engineered Systems Group sales for the six months ended June 30, 2001 increased 7.8% to $958.8 million from $889.1 million for the same period in 2000. The increase in sales was primarily due to strength in the North American equipment and service businesses.

     York Refrigeration Group sales for the six months ended June 30, 2001 decreased 7.6% to $444.2 million from $481.0 million for the same period in 2000. York Refrigeration Group's continued focus on improving the quality of its contracting business in Europe resulted in a planned reduction in contracting revenue. Equipment sales in Europe and the U.S. also declined from 2000.

     Unitary Products Group sales for the six months ended June 30, 2001 decreased 0.4% to $401.5 million from $403.0 million for the same period in 2000. The sales decrease resulted from declines in the North American unitary market and the manufactured housing market, partially offset by the development of new distribution activities in the first two quarters of 2001.

     Bristol Compressors sales for the six months ended June 30, 2001 increased 1.8% to $330.8 million from $325.0 million for the same period in 2000. Increased international sales offset the impact of the decline in the North American unitary market.

     During the six months ended June 30, 2001, gross profit, excluding $10.3 million of restructuring charges, $13.5 million of one-time costs related to cost reduction actions, and $7.6 million related to a discontinued product line, decreased 0.6% to $422.2 million (20.9% of sales) from $424.8 million (21.6% of sales) during the same period of 2000. The decrease is primarily due to the impact of competitive margin pressures, changes in product mix, and increased investments relating to our service business and distribution activities.

     Selling, general and administrative expense, or SG&A, decreased to $290.6 million (14.4% of sales) for the six months ended June 30, 2001 compared to $310.9 million (15.8% of sales) for the six months ended June 30, 2000. The decrease in dollars and percentage is primarily due to staff reductions and other cost reduction efforts. Also, included in SG&A for the six months ended June 30, 2000 was $6.7 million of executive severance costs.

     In October 2000, we announced initiation of a cost reduction process designed to result in savings of $25 million to $30 million in 2001, and continuing annual savings of $50 million to $60 million thereafter. These actions include plant closures and divestitures, product line and facility rationalizations, SG&A reductions and other one time costs. In the second quarter of 2001, we expanded the scope of the cost reduction process to include additional plant closings and staff reductions. These actions are expected to result in additional annual savings of $8 million in 2002 and thereafter. Total pre-tax charges to implement the cost reduction program are estimated to approximate $155 million, of which $85 million require cash payments. During the second quarter and first quarter of 2001, we recorded charges to operations of $52.2 million and $28.8 million, respectively, related to these cost reduction actions, including $17.0 million and $6.8 million, respectively, charged to cost of goods sold as discussed above. In 2000, we recorded charges to operations of $52.6 million, including $4.5 million charged to cost of goods sold. The charges included $20.3 million, $6.4 million, and $36.0 million in write-downs of various assets in the second quarter ended June 30, 2001, the first quarter ended March 31, 2001, and the year ended December 31, 2000, respectively.

     For the first six months of 2000, we recorded net expenses of $1.2 million for integration activities consisting primarily of costs for office integration, product training, and relocation, offset by the excess of proceeds received for the sale of the building and other assets at the prior Gram facility in Denmark over the related net book value.

     Equity in earnings of affiliates for the six months ended June 30, 2001 was $1.9 million compared to $4.1 million for the same period in 2000. The decline was due to a reduction in earnings at our joint ventures in Malaysia and Spain.

     In February 2000, we sold Northfield Freezing Systems, a supplier to the food processing industry, to FMC Corporation for $39.4 million. In April 2000, we sold another small business for $2.4 million. The sale of the two businesses resulted in a net pretax gain of $26.9 million in the first half of 2000.

     Earnings before interest and taxes, or EBIT, excluding the charges discussed above and the gain on divestitures, increased 7.1% to $133.6 million (6.6% of sales) for the six months ended June 30, 2001 from $124.7 million (6.4% of sales) for the same six months of 2000. The discussion below of each business unit's EBIT excludes the gain (loss) on divestitures and all charges discussed above.

     Engineered Systems Group EBIT for the six months ended June 30, 2001 increased 10.1% to $63.1 million (6.6% of sales) from $57.3 million (6.4% of sales) for the same period in 2000. The improvement resulted from increased sales, and manufacturing and SG&A cost reductions.

     York Refrigeration Group EBIT for the six months ended June 30, 2001 increased 10.1% to $28.7 million (6.5% of sales) from $26.1 million (5.4% of sales) for the same period in 2000. While York Refrigeration Group was negatively impacted by pricing pressures and reduced volume in process refrigeration systems, the results for the six months ended June 30, 2001 improved as a result of the cost reduction actions and improved margins in the contracting business.

     Unitary Products Group EBIT for the six months ended June 30, 2001 increased 16.2% to $37.5 million (9.3% of sales) from $32.3 million (8.0% of sales) for the same period in 2000. The improvement reflected the benefits of the cost reduction process.

     Bristol Compressors EBIT for the six months ended June 30, 2001 decreased 17.7% to $34.6 million (10.5% of sales) from $42.1 million (13.0% of sales) for the same period in 2000. The decline was due to a higher ratio of lower-margin product sales resulting from increased non-U.S. sales and increased production costs relating to employee benefits and higher energy prices.

     Interest expense for the six months ended June 30, 2001 was $38.2 million compared to $40.2 million for the same six months in 2000. The decrease was due to lower average debt and moderately lower interest rates.

     The benefit for income taxes of $17.0 million for the six months ended June 30, 2001 arose primarily from significant one-time tax benefits relating to certain foreign restructuring activities for which we will deduct the related costs for income tax purposes in 2001. The tax rate for normal operations was 30% for the first six months of 2001 compared to 31% for the same period of 2000. The tax rate improvement was the result of more effective foreign tax planning strategies and the commencement of new tax holidays in certain areas.

     Net income, as a result of the above factors, was $23.8 million for the six months ended June 30, 2001 compared to $68.8 million in the first six months of 2000.

RESULTS OF OPERATIONS 2000 AS COMPARED WITH 1999

     Sales for the year ended December 31, 2000 increased 0.5% to $3,897.4 million from $3,877.0 million for 1999. See table above which shows sales by business segment and geographic market, and note 17 to the consolidated financial statements for additional information. Order backlog at December 31, 2000 was $1,018.5 million compared to $1,065.1 million as of December 31, 1999.

     Engineered Systems Group sales increased 6.5% to $1,541.7 million, primarily due to increased volume in the global service business, strength in the North America equipment business and the successful introduction of new products. These increases were offset somewhat by the impact of negative currency translation and the impact of the 1999 sale of Viron. Excluding the negative currency translation impacts and the Viron divestiture, sales increased 14.5% over 1999.

     York Refrigeration Group sales increased 10.9% to $1,018.2 million. The increase was primarily due to the full year inclusion of the Sabroe acquisition, partially offset by the impact of negative currency translation and the divestiture of Northfield Freezing Systems. Excluding the negative currency translation impacts and the Northfield Freezing Systems divestiture, sales increased 36.3% over 1999.

     Unitary Products Group sales decreased 9.3% to $1,011.4 million as a result of a decline in the domestic unitary market, weakness in the manufactured housing business and the impact of higher than normal levels of inventory in the distribution channels.

     Bristol Compressors sales decreased 9.6% to $525.7 million due primarily to a reduction in room air conditioner compressor sales and a weaker domestic unitary market.

     From a geographic perspective, domestic sales decreased 6.1% to $1,890.0 million and international sales increased 7.7% to $2,007.4 million.

     In 2000, we settled an insurance claim relating to the Grantley accident and recorded a $9.1 million credit to cost of goods sold. This credit was partially offset by an unrelated settlement of $2.8 million due to a claim from a 1991 project. Additionally in 2000, we recorded charges in cost of goods sold of $4.5 million, relating to inventory write-downs and warranty accruals as part of the 2000 cost reduction program.

     In 2000, gross profit, excluding all of the items discussed above and $0.5 million of operating costs related to the cost reduction actions, increased 1.8% to $824.6 million (21.2% of sales) from $810.0 million (20.9% of sales), exclusive of charges, in 1999. The gross profit improvement was due to the inclusion of the Sabroe acquisition for the full year, York Refrigeration Group integration synergies, better margins on York Refrigeration Group contracts, the higher margin Engineered Systems Group service business and improved factory performance in Engineered Systems Group. These improvements were partially offset by the impact of the domestic unitary and room air conditioner compressor sales volume reductions.

     SG&A, exclusive of $6.7 million of executive severance costs and $0.6 million related to current year cost reduction actions, increased 5.4% to $599.6 million (15.4% of sales) in 2000 from $569.2 million (14.7% of sales) in 1999. The increase was due to the inclusion of the Sabroe acquisition and the related amortization of intangibles for the full year and investment in product development and information technology.

     In October 2000, we announced initiation of a cost reduction process designed to result in savings of $25 to $30 million in 2001, and continuing annual savings of $50 to $60 million thereafter. Total pre-tax charges to implement the cost reduction program are estimated to approximate $120 million through the second quarter of 2001, of which $70 million requires cash payments. In 2000, we recorded charges to operations of $52.6 million related to these cost reduction actions, including the $4.5 million charged to cost of goods sold as discussed above. These actions include plant closures and divestitures, product line and facility rationalizations, SG&A reductions and other one time costs. The charges included $36.0 million in write-downs of various assets and $16.6 million in accruals for severance and other costs. We also recorded expenses of $1.6 million for York Refrigeration Group acquisition and integration activities.

     Income from operations in 2000 increased to $169.3 million (4.3% of sales) from $163.9 million (4.2% of sales) in 1999.

     Equity in earnings of affiliates was $6.4 million in 2000 as compared to $5.7 million in 1999. The improvement was primarily the result of improved performance in the Clima Roca -- York unitary operation in Spain.

     In 2000, EBIT increased 3.6% to $175.7 million compared to $169.6 million in 1999. Excluding the charges discussed above and restructuring and integration charges in 1999, EBIT decreased 6.2% to $231.4 million compared to $246.5 million in 1999. Negative currency translation impacted EBIT by $11.8 million in 2000. The discussion below of each business unit's EBIT excludes all charges discussed above.

     Engineered Systems Group EBIT increased 7.3% to $123.3 million (8.0% of sales) primarily due to increased volume in the higher margin global service business, strength in the North America equipment business, the successful introduction of new products and improved factory performance. These increases were offset somewhat by the impact of negative currency translation and the impact of the sale of Viron. Excluding the negative currency translation impact and the Viron divestiture, EBIT increased 13.5% over 1999.

     York Refrigeration Group EBIT increased 57.3% to $71.9 million (7.1% of sales) due to including the full year of Sabroe earnings, integration synergies and higher contracting margins offset by the Northfield Freezing Systems sale. Excluding the negative currency translation impact and the Northfield Freezing Systems divestiture, EBIT increased 114.0% over 1999.

     Unitary Products Group EBIT decreased 37.9% to $64.3 million (6.4% of sales) as a result of lower volume, increased investment in product development and marketing and lower margins in international unitary markets.

     Bristol Compressors EBIT decreased 22.4% to $47.8 million (9.1% of sales) as a result of lower volume and lower levels of production in the second half of 2000 as a result of the slow-down in the domestic unitary market.

     In 2000, net interest expense increased 33.4% to $81.6 million due to the full year impact of borrowings related to the Sabroe acquisition and higher average rates.

     In 2000, we recorded a gain on divestitures of $26.9 million, primarily relating to the sale of Northfield Freezing Systems.

     Provision for income taxes of $14.4 million for 2000 related to both U.S. and non-U.S. operations. The effective tax rate was 11.9% for 2000 compared to 35.0% for 1999. The lower effective tax rate arose primarily from the recognition of certain deferred tax benefits resulting from tax planning activities and the recognition of tax benefits from foreign net operating loss carryforwards. These benefits were partially offset by the tax effect of the gain on divestitures. The tax rate from normal operations was 31.0% in 2000.

     Net income, as a result of the above factors, was $106.6 million in 2000 as compared to $75.9 million in 1999.

RESULTS OF OPERATIONS 1999 AS COMPARED WITH 1998

     Sales for the year ended December 31, 1999 increased 17.5% to $3,877.0 million from $3,300.0 million for 1998. Sales levels increased for all business groups. Order backlog at December 31,1999 was $1,065.1 million compared to $879.5 million as of December 31, 1998.

     Engineered Systems Group sales increased 3.6% to $1,447.5 million, primarily due to increased volume in domestic aftermarket service and chiller equipment sales. The increases were offset somewhat by lower airside equipment volume and the impact of the sale of Viron.

     York Refrigeration Group sales increased 92.5% to $918.1 million. The increase was due to the acquisition of Sabroe, which added approximately $445 million of sales to the York Refrigeration Group total. Excluding the impact of Sabroe, York Refrigeration Group sales decreased in Europe and Asia primarily due to lower capital investments by petrochemical companies.

     Unitary Products Group sales increased 4.1% to $1,115.7 million due to sales increases in North America, including a preseason sales incentive program, Europe and the Middle East, which were offset by lower equipment volume in Latin America.

     Bristol Compressors sales increased 9.4% to $581.8 million due to increased market penetration and improvements in the unitary market.

     From a geographic perspective, domestic sales increased 5.4% to $2,012.8 million and international sales increased 34.1% to $1,864.2 million.

     In 1999, we recorded charges in cost of goods sold of $22.4 million, primarily to write-down inventory to the lower of cost or market. The write-down related to the discontinuance of a York Refrigeration Group and a Unitary Products Group product line, deteriorating economic conditions in Latin America and Eastern Europe, and Engineered Systems Group operations in the U.S. and Australia.

     In 1999, gross profit increased 12.7% to $787.6 million (20.3% of sales) from $699.1 million (21.2% of sales) in 1998. The gross profit dollar improvement was due to the inclusion of Sabroe for seven months, the higher margin Engineered Systems Group service business and improved factory performance and cost reductions in the Unitary Products Group. Excluding the charges identified in the preceding paragraph, gross profit as a percentage of sales decreased from 21.2% in 1998 to 20.9% in 1999. The decrease resulted primarily from the Engineered Systems Group airside factory inefficiencies and overall weakness in the airside business and in Latin America. During 1999, we recorded $6.0 million of credits to cost of goods sold for expected recovery from business interruption insurance relating to the Grantley accident. Similar credits totaled $25.5 million in 1998.

     SG&A increased 21.0% to $569.2 million (14.7% of sales) in 1999 from $470.4 million (14.3% of sales) in 1998. The increase in amount was due to the acquisition of Sabroe and selective investments, primarily in the first half of the year, in engineering, product development and information technology.

     In 1999, we recorded charges to operations of $54.5 million, of which $35.0 million related to the acquisition and integration of Sabroe into the York Refrigeration Group and $19.5 million related to restructuring and downsizing our other operations not impacted by the Sabroe acquisition. York Refrigeration Group related charges resulted from the cost and loss of an acquisition related currency option and the closure of the Gram manufacturing facility and duplicate sales and service offices in Europe and Asia. Other charges included accruals for contractual obligations and workforce reductions, closing costs for an Engineered Systems Group factory in North Carolina, and asset write-downs (principally in Latin America and Eastern Europe).

     Income from operations in 1999 decreased to $163.9 million (4.2% of sales) from $228.7 million (6.9% of sales) in 1998.

     Equity in earnings of affiliates was $5.7 million in 1999 as compared to $0.1 million in 1998. The improvement was primarily the result of improved performance in the Bristol Scroll Technologies compressor operation.

     EBIT decreased to $169.6 million (4.4% of sales) from $228.8 million (6.9% of sales) in 1998. The discussion below of each business units' EBIT excludes all charges discussed above.

     Engineered Systems Group EBIT decreased 7.5% to $114.9 million (7.9% of sales) due to poor performance in the airside business and weakness in Latin America. These weaknesses were partially offset by strong year-over-year performance in aftermarket service operations, success in certain new product introductions and continued strength in Asia.

     York Refrigeration Group EBIT increased 60.4% to $45.7 million (5.0% of sales) due to including seven months of Sabroe earnings. Excluding Sabroe, refrigeration earnings were significantly lower on a year-over-year basis due to factory inefficiencies and overall reduced capital spending by petrochemical companies.

     Unitary Products Group EBIT increased 9.5% to $103.5 million (9.3% of sales) due to improved plant performance on higher volume, cost reduction efforts and strong mini-split product exports from Thailand which offset weakness in Latin America performance.

     Bristol Compressors EBIT increased 17.7% to $61.6 million (10.6% of sales) due to higher sales volumes and manufacturing efficiencies.

     In 1999, we recorded a gain on the sale of Viron, our performance contracting business, of $9.6 million.

     In 1999, net interest expense increased 47.3% to $61.2 million due to the impact of higher average borrowings. Excluding the Sabroe acquisition financing, lower average debt levels and favorable average interest rates for foreign and variable debt would have contributed to lower interest expense.

     Provision for income taxes of $41.3 million for 1999 related to both U.S. and non-U.S. operations. The effective rate was 35.0% for 1999 compared to 27.1% (33% excluding export incentives, foreign tax credit planning and other non-U.S. activities including closures and consolidations) for 1998. The increase in the effective tax rate is primarily attributable to integration and restructuring charges in certain jurisdictions for which no tax benefit was recorded.

     Net income, as a result of the above factors, was $75.9 million in 1999 as compared to $136.5 million in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital requirements are generally met through a combination of internally generated funds, bank lines of credit, commercial paper issuances, financing of trade receivables and credit terms from suppliers which approximate receivable terms to our customers. We believe that these sources, including our $400 million Five Year Credit Agreement and our $300 million 364-Day Credit Agreement described below, will be sufficient to meet working capital needs during 2001. Additional sources of working capital include customer deposits and progress payments.

     Working capital was $488.5 million and $539.8 million as of June 30, 2001 and December 31, 2000, respectively. The decrease was primarily the result of a decrease in inventory and an increase in short-term debt, partially offset by an increase in receivables and a reduction in accounts payable and accrued expenses. The improvement reflected our increased emphasis on asset utilization. The current ratio was 1.50 at June 30, 2001, as compared to 1.59 for December 31, 2000.

     Total indebtedness was $921.2 million at June 30, 2001, primarily consisting of borrowings of $475.7 million in commercial paper, $300.0 million of senior notes, and $75.0 million in bank lines.

     At June 30, 2001, we had available a $400 million Five Year Credit Agreement expiring May 29, 2006, a $300 million 364-Day Credit Agreement expiring May 28, 2002, and a $200 million 120-Day Credit Agreement expiring September 26, 2001, which we refer to collectively as the credit agreements. The $400 million Five Year Credit Agreement and the $300 million 364-Day Credit Agreement provide for borrowings at LIBOR plus 0.75% or 0.775%, and LIBOR plus 0.875% or 0.90%, respectively, based on the amount of facility utilization. The $200 million 120-Day Credit Agreement provides for borrowings at LIBOR plus 1.00%. We pay an annual fee of 0.125% on the $400 million facility, and 0.10% on the $300 million and $200 million facilities. All three credit agreements allow for borrowings at specified bid rates. At June 30, 2001, the three-month LIBOR rate was 3.85%. The credit agreements contain financial covenants requiring us to maintain certain financial ratios and standard provisions limiting leverage and liens. We were in compliance with these financial covenants at June 30, 2001.

     Commercial paper borrowings are expected to be reborrowed in the ordinary course of business. The interest rate on the commercial paper was 4.25% as of June 30, 2001.

     At June 30, 2001 and December 31, 2000, we had $300 million of senior notes outstanding. On June 1, 1998, we issued $200 million of 6.70% fixed rate senior notes having a maturity of ten years from the date of issue. The remaining $100 million ten-year senior notes bear interest at a 6.75% fixed rate and are due March 2003.

     We have additional domestic bank lines that provide for total borrowings of $100 million at June 30, 2001 and December 31, 2000, of which $25.0 million and $93.8 million, respectively, were unused. Our non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $331.0 million and $349.3 million at June 30, 2001 and December 31, 2000, respectively, of which $293.6 million and $301.0 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by us to assure availability of funds at favorable rates.

     In April 2001, we filed a registration statement with the SEC. The registration statement became effective July 19, 2001. We may offer for sale up to $300 million of debt securities, including the notes offered in this prospectus supplement and accompanying prospectus, the specific terms of which will be determined at the time of sale pursuant to the registration statement and market conditions.

     Pursuant to a receivable sales agreement, $175 million of receivables were sold and excluded from the accompanying consolidated balance sheets at June 30, 2001 and December 31, 2000. The agreement provides for receivable sales up to $175 million, but is subject to decreases based on the level of eligible accounts receivable and restrictions relating to concentrations of receivables. The discount rate on the receivables sold was 3.93% and 6.66% at June 30, 2001 and December 31, 2000, respectively.

     Because our obligations under the credit and receivables sales agreements bear interest at floating rates, our interest costs are sensitive to changes in prevailing interest rates.

     Based on historical cash flows, we believe that we will be able to satisfy our principal and interest payment obligations and our working capital and capital expenditure requirements from operating cash flows together with the available financing.

     In the ordinary course of business, we enter into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. We enter into these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. We enter into these financial instruments utilizing over-the-counter as opposed to exchange traded instruments. We mitigate the risk that counterparties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions.

     Capital expenditures were $35.3 million for the six months ended June 30, 2001 as compared to $46.2 million for the same period of 2000. Capital expenditures currently anticipated for expanded capacity, cost reductions and the introduction of new products during the next twelve months are expected to be in excess of depreciation and amortization. These expenditures will be funded from a combination of operating cash flows and available financing.

     Cash dividends of $0.15 per share were paid on common stock in the second quarter of 2001. The declaration and payment of future dividends will be at the sole discretion of our board of directors and will depend upon such factors as our profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

ACQUISITION AND INTEGRATION OF SABROE

     On June 10, 1999, we acquired all of the outstanding capital stock of Sabroe A/S, a Danish company, for $407.1 million in cash and assumed debt of $216.0 million. Sabroe was a world leader in supplying refrigeration systems and products. We financed the acquisition through issuance of commercial paper, supported by our credit facilities.

     We have substantially completed executing the plan for integrating Sabroe into the York Refrigeration Group. The plan included the closure of Sabroe's Retech and our Gram manufacturing plants in Denmark and Sabroe's Norrkoping manufacturing plant in Sweden. The plan also included certain duplicate sales and service office closures in Europe and Asia, salary and wage employee rationalizations, product rationalizations and other actions related to reorganizing the York Refrigeration Group.

INFLATION

     Management believes inflation has not had a significant impact on our results of operations for the periods presented. We were able to substantially offset the effect of inflation through cost reduction programs in 2000. Management does not anticipate inflation having a significant impact on the future results of operations.

CYCLICALITY

     Exposure to cyclicality in the new construction market is partially mitigated by our emphasis on the service, repair and replacement market. As the installed base of heating, air conditioning and refrigeration equipment has grown and aged, we derive a significant portion of our revenue from the service, repair and replacement market. In 2000, 1999 and 1998, respectively, on a worldwide basis, service, repair and replacement revenue accounted for an estimated 43%, 42% and 44% of our total sales, while new construction sales accounted for the remaining 57%, 58% and 56%.

SEASONALITY

     Sales of our unitary products equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction and replacement market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. Demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. We provide incentives for distributors to purchase products in advance of seasonal sales. These incentives, together with advance production schedules, somewhat reduce the impact of seasonal fluctuations on our sales of residential equipment. Requirements for service and repair parts for Engineered Systems Group products and the York Refrigeration Group contracting business also increase during summer months. The overall effect of seasonality is partially mitigated by the impact of the sales of our Engineered Systems Group and York Refrigeration Group equipment, for which demand is less seasonal.

MARKET RISK

     We are exposed to market risk associated with changes in interest rates, foreign currency exchange rates and certain commodity prices. To manage the risk of fluctuations in interest rates, our borrowings are a combination of fixed and floating rate obligations. This includes $100 million of senior notes that bear interest at a 6.75% fixed rate and are due March 2003 as well as $200 million of senior notes with a fixed interest rate of 6.70% which are due June 2008. Short-term borrowings, typically bank loans and commercial paper, are reborrowed in the ordinary course of business and have maturity dates which support seasonal working capital needs. Our non-U.S. subsidiaries maintain bank credit facilities for borrowings in their functional currency on a floating rate basis.

     We have manufacturing facilities in 8 foreign countries and our products are sold in over 125 countries throughout the world. As a result, we are exposed to movements in various currencies against the United States Dollar and against the currencies in which it manufactures. The major foreign currencies in which foreign currency risks exist are the Euro, Danish Krone, British Pound Sterling, Canadian Dollar, Chinese Renminbi, Mexican Peso and Brazilian Real.

     Based on a sensitivity analysis of our estimated 2001 foreign exchange currency exposures, a uniform 10% strengthening of the value of the United States Dollar against these foreign exchange currency exposures is estimated to result in a $13.9 million reduction in 2001 forecasted operating income. In addition to its direct effect, changes in foreign currency exchange rates will also potentially affect future sales volumes, foreign currency sales prices and hedging strategies. The sensitivity analysis described above does not reflect these potential changes.

     We manage our foreign currency risks by hedging our foreign currency exposure with foreign currency forward contracts and purchased option contracts. Through our foreign currency hedging activities, we seek to minimize the risk that cash flows resulting from the sale of products, manufactured in a currency different from the currency used by the selling subsidiary, will be affected by changes in foreign currency exchange rates. We do not, however, hedge foreign exposures that are considered immaterial or in highly correlated currencies. Foreign currency contracts are matched to foreign currency firm commitments and are executed to minimize foreign exchange transaction costs.

     We purchase raw material commodities and are at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper and aluminum for manufacturing requirements, we may enter into commodity forward contracts to effectively fix the cost of the commodity to us. These contracts require each settlement between us and our counter-party to coincide with cash market purchases of the actual commodity.

     We mitigate the risk that the counter-party to currency and commodity financial instruments will fail to perform by only entering into financial instruments with major international financial institutions. Financial instruments are more fully discussed in note 2 to the consolidated financial statements incorporated by reference into the accompanying prospectus.

     We do not hedge our market risk exposures beyond three years and do not anticipate any material changes in our primary market risk exposures in 2001. We do not hold or issue derivative instruments for trading purposes.

GRANTLEY ACCIDENT

     In February 1998, we incurred damage to our Grantley manufacturing facility in York, Pennsylvania, when tanks used for testing ruptured. The accident caused substantial damage to facilities used in steel cutting and rolling operations and heat exchanger production. We took a number of measures to limit the disruptions and costs resulting from the accident, including moving production to our other facilities, outsourcing or subcontracting production of certain components and establishing temporary production elsewhere at the Grantley location. Our rebuilding operations were substantially completed during 1999, fully restoring our production capacity. For additional information relating to the Grantley facility incident, see note 16 to the consolidated financial statements incorporated by reference into the accompanying prospectus.

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

NEW ACCOUNTING STANDARDS

     In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards, or SFAS, No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The standard replaces SFAS No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This statement is not expected to materially impact our financial statements.

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001, and specifies criteria for the recognition and reporting of intangible assets apart from goodwill.

     Under Statement 142, beginning January 1, 2002 we will no longer amortize goodwill and intangible assets with indefinite lives, but instead will test those assets for impairment at least annually. Intangible assets with definite useful lives will be amortized over such lives to their estimated residual values. We are required to adopt Statement 142 on January 1, 2002, and within six months of that date, to assess in accordance with the provisions of the Statement whether there is an indication that any goodwill or other intangible assets with indefinite lives are impaired as of that date.

     As soon as possible after a determination that any goodwill or other intangible assets may be impaired, but not later than December 31, 2002, we must re-compute the amount of such goodwill or other intangible asset with an indefinite life in accordance with the provisions of Statement 142. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle.

     Because of the extensive effort needed to accumulate the information required to comply with Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on our financial statements.

                                    BUSINESS

GENERAL

     We are a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration, or HVAC&R, products. We believe we are the third largest manufacturer and marketer of such products in the United States and one of the leading companies in the HVAC&R industry internationally. Our air conditioning systems range from a one ton* unit for a small residence to the 59,000 ton system installed in the New York World Trade Center. In 2000, our products were sold in over 125 countries through over 1,000 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Cape Canaveral, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Convention and Exhibition Centre and the Lantau Airport Railway in Hong Kong.

     We were founded in 1874 in York, Pennsylvania. From 1956 until 1986 we were a part of Borg-Warner Corporation. In 1986, we were spun off to Borg-Warner shareholders and became an independent, publicly held company. In 1988, we were purchased in a leveraged buyout by a corporation organized by affiliates of Citicorp Investments, Inc. and two investors. In October 1991, we completed an initial public offering of our common stock, and in 1992, Citicorp Investments and the other non-management investors sold their remaining shares in a public offering. In 1999, we expanded our refrigeration business by acquiring all of the outstanding capital stock of Sabroe A/S, a Danish company. This acquisition established the York Refrigeration Group as the world leader in supplying industrial refrigeration systems and products.

     Headquartered in York, Pennsylvania, we have manufacturing facilities in 10 states and 8 foreign countries. As of December 31, 2000, we employed approximately 24,600 people worldwide.

STRATEGY

     Our strategy is to focus on the global air conditioning and refrigeration equipment markets, refrigeration contracting, and the worldwide service, repair and replacement markets. We have grown, and expect to continue to grow, through expansion of our current service business, product development, acquisition of businesses, establishment of joint ventures and licensing of technology in the HVAC&R industry.

     We intend to continue our strategy of increasing our market share by developing our product range to offer a complete line of environmentally acceptable and energy efficient products. We seek to take advantage of regulatory changes by developing products that comply with tightening environmental and energy efficiency requirements and regulations before they become effective. We have implemented our environmental strategy by developing product lines that utilize our screw, centrifugal, reciprocating, hermetic, scroll and inertia compressor technology employing HCFC-123, HCFC-22, R-407C, R-410A, R-404A, R-507, R-717 (ammonia) and HFC-134a as a refrigerant.

     The screw and centrifugal compressors utilize designs that separate the refrigerant from the motor housing. See "-- Environmental Matters" below. We have increased the overall efficiency of our product offerings by employing internally developed advanced heat transfer and compressor technology and introducing large air conditioning systems that utilize advanced thermal storage and absorption technologies.

---------------

* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

     We are also seeking to expand into new markets. We intend to expand sales of our equipment throughout the international markets by enhancing our product lines and expanding our distribution capabilities. In addition, we intend to strategically expand our service business internationally.

     We also focus on controlling manufacturing and operating expenses and thus improving our operating margins by redesigning products, acquiring more efficient manufacturing equipment and processes and reducing costs not directly associated with the manufacturing process. In addition, we have a continuous planning process to enable us to carefully monitor the amount of capital used in our business and to reposition our business units in light of changing conditions throughout the year. We believe that our management stock ownership plans and management incentive compensation plans, which reward the management team of each operating unit for achieving the planned objectives of that unit, will be key elements in implementing our strategies and contributing to meeting financial objectives.

PRODUCTS AND MARKETS

     All of our products are in the heating, ventilating, air conditioning and refrigeration industry, and we operate solely in this industry. Within HVAC&R, our products fall into four general categories. Our Engineered Systems Group produces heating, air conditioning and thermal storage equipment designed for commercial applications in retail stores, office buildings, shopping malls, manufacturing facilities, hospitals, universities, airports and marine vessels. Our York Refrigeration Group produces commercial and industrial refrigeration applications and gas compression equipment designed for the food, beverage, chemical and petrochemical processing industries as well as marine applications. Our Unitary Products Group produces heating and air conditioning solutions designed for use in residential and light commercial applications. Our Bristol Compressors unit manufactures reciprocating and scroll compressors for original equipment manufacturers and for sale by wholesale distributors. Our Engineered Systems Group products and refrigeration and gas compression equipment are designed specifically for the customer's needs and applications.

     The following table sets forth net sales by product and geographic market:

                                      SIX MONTHS
                                    ENDED JUNE 30,                YEAR ENDED DECEMBER 30,
                               ------------------------    --------------------------------------
                                  2001          2000          2000          1999          1998
                               ----------    ----------    ----------    ----------    ----------
                                                         (IN THOUSANDS)

Engineered Systems Group.....  $  958,843    $  889,075    $1,541,664    $1,447,461    $1,396,799
York Refrigeration Group.....     444,206       480,972     1,018,179       918,059       476,804
Unitary Products Group.......     401,451       403,026     1,011,405     1,115,664     1,072,045
Bristol Compressors..........     330,823       325,002       525,716       581,836       531,764
Eliminations.................    (115,746)     (134,674)     (199,561)     (185,991)     (177,397)
                               ----------    ----------    ----------    ----------    ----------
  Net Sales..................  $2,019,577    $1,963,401    $3,897,403    $3,877,029    $3,300,015
                               ==========    ==========    ==========    ==========    ==========
U.S..........................          50%           50%           48%           52%           58%
International................          50%           50%           52%           48%           42%
                               ----------    ----------    ----------    ----------    ----------
  Total......................         100%          100%          100%          100%          100%
                               ==========    ==========    ==========    ==========    ==========

ENGINEERED SYSTEMS GROUP

     Our Engineered Systems Group produces and sells heating and air conditioning solutions for both new construction and replacement for the full range of commercial building types worldwide. The Engineered Systems Group's commercial air conditioning products include air-cooled and water-cooled chillers, air handling equipment including indoor and outdoor units, variable air volume units, underfloor air distribution systems and large packaged rooftop units. Additionally, the Engineered Systems Group offers controls to monitor and control individual components or the entire heating, ventilating and air conditioning, or HVAC, system. The Engineered Systems Group, through our world-wide service organization also provides a complete range of maintenance and repair services for our equipment. The Engineered Systems Group is currently the major supplier of water chillers to the U.S. Navy for both surface vessels and submarines. The Engineered Systems Group also supplies specially designed chilled water systems for use on other naval and commercial marine vessels. The Engineered Systems Group is also the world leader in the design, manufacturing and selling of snow making equipment.

     The Engineered Systems Group offers a broad range of water chilling products in the HVAC industry driven with electricity, gas and steam utilizing centrifugal, screw, scroll and reciprocating compressors as well as offering absorption units. Current products utilize HCFC and HFC refrigerants, which meet the requirements of applicable international environmental protocols. Current product development efforts emphasize improving "real world" energy efficiency, achieving higher environmental standards and reducing operating noise levels. Air handling equipment covers all the traditional applications as well as offering the industry's most advanced underfloor air distribution system, FlexSys. Air handling equipment product development efforts increasingly focus on improving indoor air quality, promoting energy efficiency and lowering operating noise levels. All products make use of the latest controls technology to enhance all areas of performance.

     The global commercial HVAC market is driven by new construction and replacement sales in almost equal proportions. Commercial construction tends to move in the general direction of the economies of the world. Replacements are strongest in those areas of the world where the installed base of equipment is largest, such as North America. Replacement sales are driven by the age of the equipment, the trade off economics of repair versus replacement, and the likelihood of increased energy efficiency and greater environmental acceptability of replacing old with new equipment.

     The Engineered Systems Group's products are principally manufactured in York, Pennsylvania; Albany, Missouri; Hattiesburg, Mississippi; San Antonio, Texas; Basildon, England; Nantes, France; Wuxi, China; Guanghzou, China; Durango, Mexico; and Monterrey, Mexico. Many of the components of the Engineered Systems Group's products, such as motors, control elements and castings, are purchased from outside suppliers. The other components are custom manufactured by us. Using these components and based upon specific design specifications, the Engineered Systems Group's products are machined, assembled, tested and shipped from the above locations.

     The Engineered Systems Group's products are distributed globally through a combination of our sales and service offices, sales agents, and independent distributors. Internationally, the Engineered Systems Group's products and services are sold in conjunction with our other business groups. See
"-- Non-U.S. Distribution" below. Our sales engineers operating out of our sales and service offices around the world account for approximately 75% of all the Engineered Systems Group's equipment sales with the remaining portion coming from sales agents and independent distributors. In addition to new equipment sales, "aftermarket" products and services represent a very significant portion of the Engineered Systems Group's business. Parts are sold from all our offices as well as from major Regional Distribution Centers in Baltimore, Maryland; Miami, Florida; Singapore; Hong Kong; Shanghai, China; Dubai, U.A.E.; and Basildon, England. Repair, maintenance and start up services are provided globally through operations owned by us by technicians employed by us. We provide maintenance and repair services for both our equipment and that of third parties, although the majority of the work is performed on our equipment. The aftermarket is a key growth opportunity, and, therefore, a strategic objective for the Engineered Systems Group. The market, unlike equipment, is highly fragmented with regard to market share. There is also a major potential outside of North America as the installed base grows and ages. The Engineered Systems Group's extensive service experience in North America provides an excellent template for expansion of the business globally. During the year 2000, we, through acquisition, added United Mechanical and Supremeair to augment the Engineered Systems Group's service business in the U.S. and South Africa respectively.

     We market the Engineered Systems Group's chiller products under the "York" brand name and market air handling equipment under the "YORK", "MILLER-PICKING", "TEMPMASTER", and

"PACE" brands. Service is marketed under the "YORK" and "NATKIN" brands. Parts are marketed under the "YORK" and "SOURCE 1" brands.

     All of the markets in which our Engineered Systems Group participates are very competitive. The Engineered Systems Group's products compete on the basis of product design, reliability, quality, price, efficiency, acoustics and post-installation service. Architects and engineers play an important part in determining which manufacturer's products will be specified and ultimately used in an application. In the domestic market, we compete primarily with two large worldwide manufacturers, Carrier, a United Technologies Corporation company, and Trane Company, a division of American Standard Companies Inc. In the international market, we compete primarily with Carrier, Trane, local manufacturers in Europe, and a number of Japanese manufacturers.

YORK REFRIGERATION GROUP

     Our York Refrigeration Group develops, contracts, manufactures, integrates and distributes products and systems globally for the marine, industrial and commercial refrigeration market. The York Refrigeration Group produces screw and reciprocating compressors, condensers, evaporators, heat exchangers, industrial and marine chillers, plate freezers, ice makers, process refrigeration systems, air handling and ventilating equipment, gas compression systems, automated plant control systems and advanced control systems for refrigerated containers.

     Screw and reciprocating compressors enable us to produce highly reliable, refrigeration systems required for commercial and industrial applications in the food, beverage, chemical and petroleum industries as well as marine applications. Our refrigeration and gas compression equipment is engineered and manufactured to customer specifications. The York Refrigeration Group integrates screw and reciprocating compressors with other components to offer customers the optimal solution and value for their specific application considering cost, energy efficiency, reliability, space and environmental requirements.

     Refrigeration systems are essential in the textile, electronics, pharmaceutical and petrochemical industries. Food, beverage, marine and process cooling operations use refrigeration systems both in chilling and product freezing for maintaining these products in warehouses, distribution centers and retail outlets. The York Refrigeration Group's systems are also in use in sporting venues.

     We market our refrigeration and gas compression equipment under the "YORK", "SABROE", "FRICK", "NOVENCO", "RETECH", "FRIGID COIL", "IMECO", "ACUAire", "GRAM REFRIGERATION", and "YORK BONUS" brands. The products are sold by our sales engineers located in 14 offices and a national network of more than 50 independent agents in the United States as well as our owned sales offices, independent distributors, agents and one licensee elsewhere in the world. In addition, we believe that developing countries offer opportunities for increasing sales of refrigeration equipment. See "-- Non-U.S. Distribution" below for additional discussion on non-U.S. markets.

     Refrigeration equipment is manufactured at our owned facilities in Dixon, Illinois; Polo, Illinois; Waynesboro, Pennsylvania; Sao Paulo, Brazil; Carquefou, France; Aarhus, Naestved, and Hornslet, Denmark; and at a leased facility in Santa Fe Springs, California.

     All of the markets in which the York Refrigeration Group does business are very competitive. Refrigeration manufacturers compete on the basis of product design, reliability, quality and price. In the market for refrigeration equipment, we compete primarily with FES, GEA-Grasso, Evapco, Krack Corp. and Mycom.

UNITARY PRODUCTS

     Our Unitary Products Group produces and sells residential and light commercial heating and air conditioning solutions. These include ducted central air conditioning and heating systems (air conditioners, heat pumps and furnaces), and light commercial heating and cooling equipment.

     The Unitary Products Group's products consist of split systems and packaged products. A split system consists of an outdoor unit containing a compressor and condenser, a connected indoor unit containing a heat exchanger, an electric, gas or oil heating section, an indoor blower system and associated controls. A packaged product is a single, self-contained unit with compressor, condenser, heat exchanger, electric, gas or oil heating section, blower and associated controls. These units are typically installed on rooftops or beside a structure. Ducted products distribute conditioned air throughout building structures with ductwork connected to the system's blower, whereas ductless installations provide conditioned air directly from indoor blowers without the use of ductwork.

     The Unitary Products Group markets its products under the "YORK", "LUXAIRE"' "FRASER-JOHNSON", "COLEMAN", "WINCHESTER", "GUARDIAN", and "AIRPRO" brands. Service parts are sold under the "SOURCE 1" brand. A licensing agreement with the Sunbeam Corporation, signed in 1999, gives us the exclusive right to distribute residential HVAC products in North America under the well-known "Coleman" brand. "YORK" is our full line brand, which is sold through our company-owned distribution centers and exclusive independent distributors throughout the world. The "YORK" brand is sold with a high level of customer service and sales support. Our other brands are sold through more than 200 non-exclusive distributors primarily for resale to contractors. We also sell unitary products directly to the manufactured housing industry in North America on an original equipment manufacturer basis. Internationally, the Unitary Product Group's products are sold in conjunction with our other business groups. See "-- Non-U.S. Distribution" below.

     In 1998, we purchased the remaining 15% of our joint venture, Aeromaster, and formed the 100% owned company York Industrial (Thailand) Co., Ltd. York Industrial Thailand is a mini-split manufacturer in Bangkok, Thailand. The mini-split market represents a significant portion of the unitary products business in the Asia Pacific region, and York Industrial Thailand enables us to compete in this market with a product manufactured within the region. York Industrial Thailand supplies mini-split products to our offices located around the world.

     Unitary Products Group sales include both new installations and replacement systems. We estimate that more than half of Unitary Products Group revenues in North America are attributable to the replacement market. The replacement market is not affected by levels of new home construction and therefore tends to be less cyclical. The replacement market is significantly affected by ambient temperature. Hot weather in the spring season causes existing older units to fail earlier in the season, leading customers to accelerate replacement of a unit that might otherwise be deferred in the case of a late season failure.

     Unitary and light commercial products are manufactured principally in plants located in Norman, Oklahoma; Wichita, Kansas; Monterrey, Mexico; Bangkok, Thailand; Johannesburg, South Africa; and Guangzhou, China. The Unitary Products Group's manufacturing process relies on the purchase of certain components (including hermetic compressors, copper tube, fan motors, fan blades and control elements) from outside suppliers, and in-house fabrication of sheet metal cabinets and refrigerant coils. The various unitary products are then assembled and tested before shipment.

     All of the markets in which the Unitary Products Group does business are very competitive. Unitary product manufacturers compete on the basis of price, reliability, delivery, efficiency, acoustics and maximum market coverage. Price competition and maximum market coverage are of particular importance in the residential product lines as there is often relatively little perceived differentiation. In the domestic market, we compete with three large worldwide manufacturers, Carrier, Trane and Lennox, in addition to numerous national manufacturers such as Goodman, Rheem and Nordyne. In the international market, we compete primarily with Carrier, Trane, Lennox and several Asian manufacturers, including Hitachi, LG, Matsushita, Mitsubishi Electric, Samsung and Toshiba.

BRISTOL COMPRESSORS

     Bristol Compressors manufactures reciprocating and scroll compressors for original equipment manufacturers and for sale by wholesale distributors. A compressor is an integral part of an air conditioning system. Our unitary products use compressors manufactured by Bristol as well as those purchased from other vendors. Approximately 80% of Bristol Compressors' revenues are attributable to sales of products to other air conditioning equipment manufacturers or wholesale distributors.

     We market our Bristol Compressors products under the "BRISTOL" brand. Internationally, Bristol Compressors products are sold in conjunction with our other business groups. See "-- Non-U.S. Distribution" below for additional discussion on non-U.S. markets. Sales of Bristol Compressors products are directly correlated to the factors affecting demand for Unitary Products discussed previously in the Unitary Products Group segment section.

     Bristol Compressors markets an INERTIA reciprocating compressor that directly competes against other technologies in meeting high efficiency requirements. Currently, successors to the INERTIA compressor are being produced with lower applied cost to the customer with equivalent performance. Bristol Compressors has also developed a new compressor design known as TS(TM) Technology. These new compressors provide higher system efficiencies, greater reliability and increased comfort. Scroll Technologies, a joint venture to design and manufacture scroll compressors, continues to upgrade the scroll compressor technology and performance.

     Bristol Compressors products are manufactured at our factories in Bristol, Virginia and Sparta, North Carolina, and by Scroll Technologies in Arkadelphia, Arkansas. As with our other products, Bristol Compressors products are assembled using purchased parts (including motors, castings, forgings and electronic components) as well as parts manufactured by us.

     Bristol Compressors competes directly with two United States manufacturers, Copeland Corporation, a subsidiary of Emerson Electric Inc., and Tecumseh, a division of Tecumseh Corporation.

RAW MATERIALS AND PURCHASED COMPONENTS

     We purchase compressors, steel, copper, aluminum, electric motors, castings, forgings, stampings, fabricated copper tubes, electronic starters and controls, aluminum fin, fan blades, capacitors, transformers, refrigerant gases, valves, fittings and other components from many outside suppliers. Alternate sources of supply are available for all raw materials and components for which we use a single supplier. We believe that we have adequate sources of supplies of raw materials and component parts for our manufacturing requirements. In order to hedge against certain raw material price increases, we may enter into forward contracts for the purchase of certain raw materials, principally copper and aluminum.

PATENTS AND TRADEMARKS

     We hold numerous patents that relate to the design and use of our products that we consider important, but not essential, to the overall conduct of our business. It is our policy to obtain patent protection for as many of our new and developmental products as possible, and to enforce such patent rights as appropriate. No patents which we consider material will expire within the next five years.

     We own several trademarks that we consider important in the marketing of our products as discussed in each of the business segment sections. We believe that our rights in these trademarks are adequately protected and of unlimited duration.

NON-U.S. DISTRIBUTION

     Outside of the United States, we market the majority of our products and services, for all business groups, through many of the same sales and service offices. Our worldwide business groups are segregated internally into North America and the four geographic regions discussed below.

     Our European region, with headquarters in Basildon, England and Aarhus, Denmark, markets our products and services through offices located in Austria, Belgium, Bulgaria, the Czech Republic, Denmark, England, Finland, France, Germany, Greece, Hungary, Italy, Ireland, Latvia, the Netherlands, Norway, Poland, Romania, Russia, other former Commonwealth of Independent States countries, Scotland,

Slovakia, Spain, Sweden, Switzerland and the Ukraine. We also consider markets in parts of Africa as part of the European region.

     Our Asian region, headquartered in Hong Kong (China), markets our products and services through offices located in Australia, China, Hong Kong, Indonesia, Japan, Korea, New Zealand, the Philippines, Singapore, and Thailand. The Latin American region, headquartered in Miami, Florida, markets our products and services through offices located in Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Miami (United States), Peru, Puerto Rico, Uruguay and Venezuela. The Middle East region, headquartered in Dubai (U.A.E.), markets our products and services throughout the Middle East, India and parts of Eastern Africa through offices located in Abu Dhabi, Cairo, Dubai, Egypt, Indonesia, Istanbul, Karachi, Kuwait, Mumbai and New Delhi.

     Products are also marketed through sales representatives and independent distributors located in the various geographic regions and through joint ventures, as listed below.

JOINT VENTURES IN U.S. AND NON-U.S. MARKETS

     In addition to our wholly-owned production and distribution facilities, we produce, distribute and service products through our participation in joint ventures, which are described in the following table:

                                                JOINT VENTURE
                         JOINT VENTURE         (PERCENT OWNED              PRINCIPAL             MARKETS
PRINCIPAL LOCATION          PARTNER               BY YORK)             PRODUCTS/SERVICES         SERVED
------------------       --------------    -----------------------    --------------------    -------------
Malaysia...............  OYL Industries    OYL-Condair Industries     Manufacture Unitary     Asia Pacific
                         BHD.              SDN.BHD. (49%)             and Engineered          Middle East
                                                                      System products
Malaysia...............  OYL Industries    York (Malaysia) Service    Sales and service of    Malaysia
                         BHD.              SDN.BHD.(30%)              air conditioning
                                                                      equipment
People's Republic of     Guangzhou         York Guangzhou Air         Manufacture Unitary     China
  China................  Sinro Air         Conditioning and           and Engineered
                         Conditioning      Refrigeration Co. Ltd.     Systems products
                         Mechanical and    (97%)
                         Electrical
                         Equipment
                         Company Ltd.
People's Republic of     Wuxi Boiler       York Wuxi Air              Manufacture             China
  China................  Works             Conditioning and           Engineered Systems
                                           Refrigeration Co. Ltd.     products
                                           (80%)
Republic of China        Taipei            York Taiwan Inc. (60%)     Sales and service of    Taiwan
  (Taiwan).............  Engineering                                  air conditioning
                         Development                                  equipment
Spain..................  Compania Roca     Clima Roca-York S.L.       Manufacture Unitary     Spain
                         Radiadores        (50%)                      products
                         S.A.
Cyprus.................  Sabinco Ltd.      KROY Ltd. (50%)            Sales of air            Middle East
                                                                      conditioning
                                                                      equipment and parts
U.S....................  Carrier           Scroll                     Manufacture scroll      U.S.
                         Corporation       Technologies(50%)          compressors
Saudi Arabia...........  Al Salem          Al Salem-York Services     Service and repair      Saudi Arabia
                         United            Ltd. (49%)                 of air conditioning
                         Contracting                                  equipment
                         Co.

                                                JOINT VENTURE
                         JOINT VENTURE         (PERCENT OWNED              PRINCIPAL             MARKETS
PRINCIPAL LOCATION          PARTNER               BY YORK)             PRODUCTS/SERVICES         SERVED
------------------       --------------    -----------------------    --------------------    -------------
Finland................  OY Huurre         Sabroe Finland Oy (50%)    Sales and service of    Finland
                         Group AB                                     refrigeration
                                                                      products
Hungary................  Individual        Rotor Kalteanlagen         Sales and service of    Hungary
                         Hungarian         GmbH(50%)                  refrigeration
                         shareholder                                  products
South Africa...........  Spoormakers &     Shared Energy              Energy management       South Africa
                         Partners Inc.     Management(Pty) Ltd        services
                                           (50%)
Denmark................  Three Danish      JernstOberiet Dania A/S    Castings                Europe
                         pension funds     (40%)
Japan (Flakt)..........  Nissin            Stal Nissin Corp. (50%)    Sales and service of    Japan
                         Refrigeration                                refrigeration
                         Engineering                                  products
                         Ltd.
Japan (Novenco)........  Individual        Novenco Nippon Ltd         Sales and service of    Japan
                         Japanese          (50%)                      air handling
                         shareholder                                  equipment
Korea..................  Individual        Hi-Pres Korea Co. Ltd      Sales and service of    Korea
                         Korean            (20%)                      air handling
                         shareholder                                  equipment
Malaysia...............  Kumpulan          Airvenco Sdn. Bhd.         Sales and service of    Malaysia
                         Nametech Sdn.     (21%)                      air handling
                         Bhd.                                         equipment
Morocco................  IFU A/S,          Tabrid Sabroe Maghreb      Sales and service of    North Africa
                         Denmark           S.A. (20%)                 refrigeration
                         Individual                                   products
                         Moroccan
                         shareholder
USA (Sabroe Inc.)......  Individual        York Refrigeration         Sales and service of    North America
                         U.S.              Marine U.S. Inc. (50%)     refrigeration
                         shareholder                                  products
Colombia...............  Paramo            Sabroe de Colombia Ltda    Sales and service of    Latin America
                         Industria de      (60%)                      refrigeration
                         Refrigeracion                                products
                         Ltda.
                         Industria de
                         Engenieria e
                         Refrigeracion
                         S.A.
Uruguay................  Madef S.A.        Idalko S.A. (75%)          Sales and service of    Latin America
                                                                      refrigeration
                                                                      products

     We received dividends from affiliates of $4.8 million in 2000, $1.0 million in 1999 and $0.5 million in 1998. Our total investments in affiliates were $24.9 million, $25.4 million and $20.1 million at December 31, 2000, 1999 and 1998, respectively. Total sales by us to affiliates are less than 1% of our total revenues.

MAJOR CUSTOMERS

     During 2000, no customer, distributor, dealer or licensee accounted for more than 10% of our revenues. The loss of a few customers, distributors, dealers or licensees would not have a material adverse effect on our business.

BACKLOG

     The following table sets forth backlog by business segment:

                                                   SIX MONTHS                  YEAR ENDED
                                                 ENDED JUNE 30,              DECEMBER 31,}
                                            ------------------------    ------------------------
                                               2001          2000          2000          1999
                                            ----------    ----------    ----------    ----------
                                                               (IN THOUSANDS)
Engineered Systems Group..................  $  562,767    $  520,424    $  496,074    $  445,023
York Refrigeration Group..................     344,303       434,735       357,065       428,641
Unitary Products Group....................      84,858        67,332        71,419        97,908
Bristol Compressors.......................      60,734        60,888        93,906        93,524
                                            ----------    ----------    ----------    ----------
Total backlog.............................  $1,052,662    $1,083,379    $1,018,464    $1,065,096
                                            ==========    ==========    ==========    ==========

Substantially all orders are expected to be fulfilled within the next 12 months.

GOVERNMENT CONTRACTS

     On an ongoing basis about 1% of our sales are related to contracts for the United States Navy, for both research and development and equipment. Contracts vary in duration from one to several years. If these contracts were to be terminated, we would be entitled to reimbursement of costs incurred and to a payment of a reasonable allowance for profit on work actually performed. We also sell equipment on standard commercial terms to contractors and others who incorporate it into United States Government projects.

RESEARCH AND DEVELOPMENT

     Our product development activities include ongoing research and development programs to redesign existing products to reduce manufacturing costs and to increase product efficiencies, developing electronic controls for current product offerings and creating a wide range of new products. During the years 2000, 1999 and 1998, we spent $46.9 million, $41.0 million and $31.2 million, respectively, for all product development activities.

     The Engineered Systems Group maintains a very active ongoing product development program spanning all areas of its product offering. Major emphasis continues to be placed on improving "real world" energy efficiency, lowering operating noise levels, improving indoor air quality, and developing equipment and systems controls that improve all areas of performance. Product development efforts also seek to utilize the most environmentally friendly refrigerant solutions compatible with regulatory requirements and market needs.

     During the past year, the Engineered Systems Group completed the introduction of several new and improved products. The "ECO2" line of air-cooled packaged chillers and condensing units from 85 to 400 tons was introduced. The product line offers increased energy efficiency and uses the environmentally friendly refrigerant HFC-407C. Much of the air handling unit, or AHU, line, including the CurbPak outdoor AHU and the CS2000 small indoor AHU, was redesigned for improved performance and cost reduction. The "FlexSys" line of underfloor air distribution units was further developed and expanded. FlexSys provides the benefit of improved personal comfort while making office air-conditioning reconfiguration easy and cost effective. The factory packaged "OptiView" graphic display panel featured on large centrifugal chillers was extended to include screw chillers. Optiview provides state-of-the-art touch pad and visual control of the entire chiller operation.

     During 2001, in keeping with its ongoing efforts at improving product energy efficiency and expanding the use of more environmentally friendly refrigerants, the Engineered Systems Group plans to launch a number of new products. These include new centrifugal and screw chiller models in various ranges using HFC refrigerants, a new line of system controls to be offered as factory packaged controls for air handling units, for remote monitoring of chillers and as stand-alone Building Automation Systems, and "ECO2" packaged rooftop units in the 50-95 ton range featuring an HFC-407C option. The "ECO2" packaged rooftop units will be our first product offering in this major industry market segment.

     The York Refrigeration Group launched a comprehensive range of new products in 2000 including a series of R410a-based industrial chillers, a second generation of mid-range screw compressor packages, a standard range of variable speed drive screw compressor packages, new ice rink chillers and new microprocessor-based plant and compressor control systems. The York Refrigeration Group is currently developing a series of new screw compressors for the food and beverage markets, a series of semihermetic screw compressors for our water chiller program, a series of low pressure screw compressors for the gas compression industry, a new compressor control unit and a common platform for the contracting unit's plant control systems. Furthermore, a new global screw compressor project will result in one common screw compressor range and reduce the number of models from 54 to 21. The York Refrigeration Group's research and development is focused on the core competencies within compression and controls technology, thermodynamics and manufacturing technology as well as application development. These technologies are the basis for optimization, cost reductions and price performance as well as developing new and enhanced product introductions.

     The Unitary Products Group continues to redesign its product line for lower sound ratings and greater efficiency on its higher tiered premium product line, and manufacturing cost effectiveness on its entry level value offering. The new Predator commercial rooftop line leads the industry in efficiency and feature set value. The Stealth series residential air conditioner, utilizing Twin Single, or TS, compressor technology, is an industry first. A new cost reduced air conditioner line will allow Unitary Products Group to compete in the value segment of the residential new construction market. An entirely new gas furnace, designed specifically for the manufactured housing market, will make the Coleman brand of manufactured housing furnaces an industry leader.

     Bristol Compressors has developed a new breakthrough compressor design, TS Technology, providing higher system efficiencies, greater reliability and increased comfort. Scroll compressor technology and capability are continuing to expand through the joint venture, Scroll Technology.

EMPLOYEES

     As of December 31, 2000, we employed approximately 24,600 persons worldwide. Approximately 12,000 persons are employed in the United States and 12,600 persons are employed in foreign countries. Approximately 3,240 domestic employees are covered by collective bargaining agreements that expire between June 2001 and January 2004. We consider our relations with our employees to be satisfactory.

ENVIRONMENTAL MATTERS

     Environmental laws that affect or could affect our domestic operations include, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, any regulations promulgated under these acts, and various other Federal, state and local laws and regulations governing environmental matters.

     Our non-U.S. operations are also subject to various environmental statutes and regulations. Generally, these requirements tend to be no more restrictive than those in effect in the United States. In 1993, the Council of European Communities agreed on European Community regulation number 1836/93 that recommended that each company voluntarily complete an ECO-Audit. We have completed these audits at several of our European facilities.

     In September 1987, the United States became a signatory to an international agreement titled the Montreal Protocol on Substances that Deplete the Ozone Layer, or the Montreal Protocol. The Montreal Protocol requires its signatories to reduce production and consumption of CFCs and halons, some of which are utilized in air conditioning and refrigeration equipment. In 1988, the EPA issued regulations under the Clean Air Act implementing the Montreal Protocol in the United States. Many other countries have also become signatories to the Montreal Protocol. The manner in which these countries implement the Montreal Protocol and regulate CFCs could differ from the approach taken in the United States.

     The Clean Air Act allows the EPA to accelerate the statutory phase-out schedule for any Class I (CFC) or Class II (HCFC) substance. In November 1992, the parties to the Montreal Protocol agreed to amend the Protocol to require the complete phase-out of CFC production by the beginning of 1996. Further, the parties agreed to a 1996 production cap on HCFCs and a complete phase-out of HCFC production by 2030. In May 1995, EPA published a final rule requiring accelerated phase-out of the production of all CFCs by 1996 and of all HCFCs by 2030.

     None of our manufactured products contains Class I substances. Class I substances previously used by us have been substituted with Class II substances or substances that are currently unregulated. We do, however, believe that revenues from servicing and repairing existing equipment that uses Class I substances are and will be significant. These activities are regulated by the EPA, which imposes guidelines affecting service and maintenance of equipment that uses Class I and Class II substances. We train and license our service technicians in service and maintenance procedures that comply with the new regulations. Therefore, we believe that the new regulations will not have a material adverse effect on our operations. The phase-out of Class I substances will require modifications to existing air conditioning equipment as availability of recycled Class I substances decreases. Since our technology enables us to modify existing equipment for use with Class II substances, we believe that this will continue to generate additional service revenues. While we expect to derive substantial revenue from the sale of products utilizing Class II substances, it is not expected that any phase-out will have a significant impact on the sales of such products since new products that use unregulated refrigerants such as HFCs are now becoming readily available. Nonetheless, as the supply of virgin and recycled Class II substances falls, it will be necessary to address the need to substitute permitted substances for Class II substances.

     We, in conjunction with major chemical manufacturers, are continually in the process of reviewing and addressing the impact of refrigerant regulations on our products. We believe that the combination of those products which presently utilize Class II substances and those products in the field which can be retrofitted to such refrigerants provides a complete line of commercial and industrial products. Therefore, we do not foresee any material adverse impact on our business or competitive position as a result of the Montreal Protocol, the 1990 Clean Air Act amendments or their implementing regulations. However, we believe that the implementation of severe restrictions on the production, importation or use of refrigerants employed in larger quantities by us could have such an impact. We believe that the Engineered Systems products that we have produced will be well positioned to utilize the next generation of refrigerants without substantial modification. If the next generation of refrigerants is incompatible with the hermetic compressors used by us and all of our competitors for unitary products, design modifications would be required.

GOVERNMENTAL REGULATIONS

     We are subject to regulations promulgated under the National Appliance Energy Conservation Act of 1987, as amended, and various state regulations concerning the energy efficiency of our products. We have developed and are developing products that will comply with these regulations, and do not believe that such regulations will have a material adverse effect on our business.

                            DESCRIPTION OF THE NOTES

GENERAL

     The notes will be issued under an indenture dated as of August   , 2001,
between us and The Bank of New York, as trustee. The following description of the particular terms of the notes supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which reference is made.

     The notes:

     - will be our unsecured general obligations,

     - will initially be limited to $          principal amount,

     - will be issued in book-entry form only,

     - will mature on August   , 2006,

     - will bear interest from August   , 2001 at the rate of      % per annum,
       and

     - will bear interest payable semi-annually on February      and August   ,
       commencing February   , 2002, to the persons in whose names the notes are
       registered at the close of business on the preceding             and
                   , respectively.

OPTIONAL REDEMPTION

     We may redeem the notes, in whole or in part, at our option, at any time at a redemption price equal to the greater of:

     - 100% of the principal amount of such notes, or

     - as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, as defined below, plus basis points,

plus, in each case, accrued interest on the notes to the redemption date.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Quotation Agent" means the Reference Treasury Dealer appointed by the trustee after consultation with us.

     "Reference Treasury Dealer" means (1) J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by the trustee after consultation with us.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

BOOK-ENTRY SYSTEM

     We will initially issue the notes in the form of one or more global securities in book-entry form. The notes will be deposited with, or on behalf of, The Depository Trust Company, or DTC, located in the Borough of Manhattan, The City of New York, and will be registered in the name of Cede & Co., which is DTC's nominee. One or more fully-registered global securities will be issued for these notes representing in the aggregate the total number of these notes and will be deposited with or on behalf of DTC.

     We understand that DTC is:

     - a limited-purpose trust company organized under the New York Banking Law,

     - a "banking organization" within the meaning of the New York Banking Law,

     - a member of the Federal Reserve System,

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

     DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities. Direct participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to others, known as indirect participants, such as securities brokers and dealers (which may include the underwriters), banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     So long as DTC, or its nominee, is the registered holder and owner of such global securities, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global securities for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Except as described in the accompanying prospectus, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders thereof for any purpose under the indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

     DTC may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in such global securities desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners through them.

     We expect that pursuant to procedures established by DTC, upon the issuance of the global securities, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global securities to the accounts of participants. The ownership interests of each actual purchaser, commonly known as the beneficial owner, in the global securities is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. DTC has no knowledge of the actual beneficial owners of the securities issued in the form of global securities. DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     We will make payments of principal of, premium, if any, and interest on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global securities will credit participants' account with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global securities as shown on the records of DTC.

     We also expect that payments by direct or indirect participants to owners of beneficial interests in the global securities held through such direct or indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in "street name", and will be the sole responsibility of such participants. Neither we nor the trustee, nor any of our agents or the trustee, will have any responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in the global securities representing any notes or for maintaining, supervising or reviewing any of DTC's records relating to such beneficial ownership interests.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

                                  UNDERWRITING

     Under the terms and subject to the conditions in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

                                                                 PRINCIPAL
UNDERWRITER                                                   AMOUNT OF NOTES
-----------                                                   ---------------
J.P. Morgan Securities Inc. ................................
Salomon Smith Barney Inc. ..................................
First Union Securities, Inc. ...............................
Tokyo-Mitsubishi International plc..........................
                                                               -------------
          Total.............................................   $
                                                               =============

     Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

     The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

     The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page and part of the notes to certain dealers at a price that represents a concession not in excess
of      % of the principal amount of the notes. Any underwriter may allow, and
any such dealer may reallow, a concession not in excess of      % of the
principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

     We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

     In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

     Expenses associated with this offering, to be paid by us, are estimated to
be $          .

     Tokyo-Mitsubishi International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of notes in the United States, it may do so only through one or more U.S. registered broker-dealers as permitted by NASD regulations.

     In the ordinary course of their respective business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates for which they have received, and will receive, underwriting compensation and fees. In particular, The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., an underwriter in this offering, is a syndication agent and lender under our revolving credit facilities. Citibank, N.A., an affiliate of Salomon Smith Barney Inc., an underwriter in this offering, is an administrative agent and lender under the same revolving credit facilities. First Union National Bank, an affiliate of First Union

Securities, Inc., an underwriter in this offering, and The Bank of Tokyo-Mitsubishi Company, an affiliate of Tokyo-Mitsubishi International plc, an underwriter in this offering, are documentation agents and lenders under the same revolving credit facilities.

     J.P. Morgan Securities Inc. will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

                                 LEGAL MATTERS

     The validity of the notes will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York, and for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of York International Corporation and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

                                   PROSPECTUS

                        [YORK INTERNATIONAL CORP. LOGO]

                                  $300,000,000

                                DEBT SECURITIES

                            ------------------------

     This prospectus contains a general description of debt securities that we may offer for sale. The specific terms of the debt securities we offer for sale will be contained in one or more supplements to this prospectus. These specific terms include:

     - specific designation,

     - aggregate principal amount,

     - ranking,

     - maturity,

     - rate or rates,

     - timing of interest payments, if any,

     - any terms of optional or mandatory redemption or repurchase or sinking fund provisions, and

     - any conversion or exchange rights.

Read this prospectus and any supplement carefully before you invest.

     We may sell debt securities directly, through agents we designate or to or through underwriters or dealers. If any agents or any underwriters are involved in the sale of any debt securities, the names of those agents or underwriters and any applicable commissions or discounts will be included in prospectus supplement covering the sale of those debt securities.

                            ------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is July 19, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    2
Where You Can Find More Information.........................    3
Special Note Regarding Forward-Looking Information..........    5
York International Corporation..............................    6
Ratio of Earnings to Fixed Charges..........................    7
Use of Proceeds.............................................    7
Description of Debt Securities..............................    8
Plan of Distribution........................................   20
Legal Matters...............................................   21
Experts.....................................................   21

                             ABOUT THIS PROSPECTUS

     To understand the terms of the debt securities offered by this prospectus, you should carefully read this prospectus and any prospectus supplement. You should also read the documents referred to in "Where You Can Find More Information" for information about us and our financial statements. We have our principal executive offices at 631 South Richland Avenue, York, Pennsylvania 17403.

     We have filed a registration statement on Form S-3 under the Securities Act of 1933 with the Securities and Exchange Commission under a "shelf" registration procedure. Under this procedure, we may offer and sell from time to time any of the following debt securities, in one or more series, in amounts that will provide up to $300,000,000 in initial aggregate public offering prices:

     - senior debt securities;

     - senior subordinated debt securities;

     - subordinated debt securities.

     This prospectus provides you with a general description of the debt securities we may offer. Each time we offer debt securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the debt securities we are offering. The prospectus supplement may also add, update or change information contained in this prospectus.

     The prospectus supplement may also contain information about any material U.S. federal income tax considerations relating to the debt securities described in the prospectus supplement.

     We may sell debt securities to an underwriter who will sell the debt securities to the public on terms fixed at the time of the sale. In addition, we may sell the debt securities directly or through dealers or agents we designate from time to time. If we, directly or through agents or underwriters, solicit offers to purchase any debt securities, we reserve the sole right to accept and, together with our agents, to reject, in whole or in part, any offer.

     The prospectus supplement will also contain, concerning the debt securities we sell through that prospectus supplement, the names of any underwriters, dealers or agents, together with the terms of the offering, the compensation of any underwriters and the net proceeds to us.

     Any underwriters, dealers or other agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus incorporates information by reference to documents that are not presented in or delivered with this prospectus.

     The following documents, which have been filed by us with the Securities and Exchange Commission (SEC file number 1-10863) are incorporated by reference into this prospectus:

SEC FILING                                                  PERIOD
----------                                                  ------
Annual Report on Form 10-K...............  Year ended December 31, 2000, filed on
                                           March 30, 2001
Quarterly Report on Form 10-Q............  Quarter ended March 31, 2001, filed on
                                           May 11, 2001
Current Report on Form 8-K...............  Filed on June 26, 2001

     All documents we file in accordance with Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities covered by this prospectus are incorporated by reference into and are deemed to be a part of this prospectus from the date of filing of those documents.

     You should rely only on the information contained in this document and the information to which we have referred you. We have not authorized anyone to provide you with any additional information.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided.

     Requests for documents relating to us should be directed to:

                               Investor Relations
                         York International Corporation
                               P.O. Box 1592-364F
                         York, Pennsylvania 17405-1592
                              Fax: (717) 771-7381
                            email: investor@York.com

     We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1200, Washington, DC 20549, (202) 942-8090.

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov.

     Reports, proxy statements and other information concerning us may be inspected at:

                          The New York Stock Exchange
                                20 Broad Street
                            New York, New York 10005

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN OR INCORPORATED INTO THIS PROSPECTUS BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     We have made some statements in this prospectus and in the documents incorporated by reference into this prospectus that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, and we intend those statements to be subject to the safe harbors provisions of those sections. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual business, financial condition and results of operations to be materially different from any statements. These factors include, among others, those listed under "Management's Discussion and Analysis of Results of Operations and Financial Condition" in the documents incorporated by reference into this prospectus and elsewhere, including under the heading "Forward-Looking Information -- Risk Factors" in Exhibit 13 to our Annual Report on Form 10-K for the year ended December 31, 2000. In some cases, you can identify forward-looking statement by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that our future business, financial condition or results of operations will be in line with these forward-looking statements.

                         YORK INTERNATIONAL CORPORATION

     We are a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration, or HVAC&R, products. We believe that we are the third largest manufacturer and marketer of HVAC&R products in the United States and one of the leading companies in the HVAC&R industry internationally. Our air conditioning systems range from a one ton* unit for a small residence to the 59,000 ton system installed in the New York World Trade Center. In 2000, our products were sold in over 125 countries through over 1,000 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Cape Canaveral, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Convention and Exhibition Centre and the Lantau Airport Railway in Hong Kong.

     We were founded in 1874 in York, Pennsylvania. From 1956 until 1986 we were a part of Borg-Warner Corporation. In 1986, we were spun off to Borg-Warner shareholders and became an independent, publicly held company. In 1988, we were purchased in a leveraged buyout by a corporation organized by affiliates of Citicorp Investments, Inc. and two investors. In October 1991, we completed an initial public offering of our common stock, and in 1992, Citicorp Investments and the other non-management investors sold their remaining shares in a public offering. In 1999, we expanded our refrigeration business by acquiring all of the outstanding capital stock of Sabroe A/S, a Danish company. This acquisition established the York Refrigeration Group as the world leader in supplying industrial refrigeration systems and products.

     Headquartered in York, Pennsylvania, we have manufacturing facilities in 12 states and 13 foreign countries. As of December 31, 2000, we employed approximately 24,600 people worldwide. Our principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17043, and our telephone number is (717) 771-7890.

---------------

* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

                       RATIO OF EARNINGS TO FIXED CHARGES

     For purposes of computing the ratios of earnings to fixed charges, earnings consist of earnings before taxes and the cumulative effect of an accounting change, plus distributed income of equity affiliates and fixed charges, less equity in earnings of affiliates. Fixed charges consist of interest expense, amortization of financing costs and an estimated portion of rentals representing interest costs.

     The following table sets forth the ratios of earnings to fixed charges for us for the periods indicated:

                                 THREE MONTHS
                                    ENDED
                                  MARCH 31,              YEARS ENDED DECEMBER 31,
                                 ------------      ------------------------------------
                                 2001    2000      2000    1999    1998    1997    1996
                                 ----    ----      ----    ----    ----    ----    ----
Ratio of earnings to fixed
  charges......................  0.7x    2.8x      2.3x    2.7x    5.0x    2.6x    6.1x

     Additional earnings of $7,214,000 for the three months ended March 31, 2001 would increase the ratio of earnings to fixed charges to 1.0x.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, the net proceeds to us from the sale of any debt securities under this prospectus will be used for general corporate purposes, including:

     - repayment or refinancing of debt;

     - working capital; or

     - capital expenditures.

Until used, the net proceeds may be invested temporarily or applied to repay short-term debt.

                         DESCRIPTION OF DEBT SECURITIES

     The following is a summary of the material terms of the debt securities and the indentures under which they will be issued. Section references in parentheses below are to sections in the applicable indenture unless otherwise indicated. While the following summary is a description of the material terms of the debt securities and indentures, it is not complete and we refer you to the full text of the debt securities and indentures, which are the instruments that define the legal rights of holders of the debt securities. The forms of debt securities and indentures have been filed as exhibits to the registration statement of which this prospectus is a part, and are incorporated into this prospectus by reference.

     The following description of the terms of the debt securities we may issue under this prospectus sets forth the general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of any debt securities we issue under this prospectus and the extent, if any, to which these general provisions will not apply to those debt securities will be described in the applicable prospectus supplement.

THE INDENTURES

     The debt securities we may issue from time to time under this prospectus include unsecured senior, senior subordinated or subordinated debt securities. We will issue any debt securities that are senior debt securities under a senior indenture between us and The Bank of New York, as trustee. We will issue any debt securities that are senior subordinated debt securities under a senior subordinated indenture between us and The Bank of New York, as trustee. We will issue any debt securities that are subordinated debt securities under a subordinated indenture between us and The Bank of New York, as trustee.

     We sometimes refer to the senior debt indenture, the senior subordinated debt indenture and the subordinated debt indenture each individually as an "indenture" and collectively as the "indentures." None of the indentures limits the amount of debt securities that we may issue under it. The indentures permit the appointment of a different trustee for each series of debt securities. The indentures are substantially identical, except for provisions relating to subordination and for provisions in the senior indenture limiting our ability to take specified actions.

PROVISIONS APPLICABLE TO SENIOR, SENIOR SUBORDINATED AND SUBORDINATED DEBT SECURITIES

     General. The debt securities will be our unsecured senior, senior subordinated or subordinated obligation, as the case may be, which we may issue from time to time in one or more series. Unless set forth in the applicable prospectus supplement, none of the indentures will:

     - limit our ability to pay dividends;

     - limit our ability to acquire our stock; or

     - contain any covenants or other provisions intended to afford holders of the debt securities special protection in the event of either a change of control of our company or our engaging in a highly leveraged transaction.

     Each prospectus supplement will set forth the terms of, and information relating to, the particular debt securities being offered under that prospectus supplement, including:

     - the title;

     - the classification as senior, senior subordinated or subordinated debt securities;

     - the aggregate principal amount;

     - the purchase price;

     - the denomination;

     - the date or dates of maturity;

     - the method by which amounts payable as principal, premium, if any, or interest, if any, on or upon the redemption of the debt securities may be calculated;

     - the interest rate or rates, or the method by which the interest rate or rates, if any, will be determined, and the date or dates from which interest, if any, will accrue;

     - the date or dates on which interest, if any, will be payable;

     - whether interest will be payable in cash, in kind or a combination of the two;

     - the place or places where, and the manner in which, the principal, premium, if any, and interest, if any, will be payable and the place or places where the debt securities may be presented for transfer;

     - any right or obligation we may have to redeem, repay or purchase the debt securities under a sinking fund or analogous provision or at the option of a holder of the debt securities, and the period or periods within which, the price or prices, or the method by which the price or prices will be determined, or both, at which, the form or method of payment therefor if other than in cash and the terms and conditions on which the debt securities will be redeemed, repaid or purchased pursuant to any of those obligations;

     - the terms for conversion or exchange, if any;

     - any provision relating to the issuance at an original issue discount;

     - if the amounts of payments of principal, premium, if any, or interest, if any, are to be determined by reference to an external rate or index, for example, the London Interbank Offered Rate, or LIBOR, the manner in which those amounts shall be determined;

     - any material U.S. federal income tax consequences;

     - the currency or currencies for which the debt securities may be purchased and the currency or currencies in which principal, premium, if any, or interest, if any, may be payable;

     - if a trustee other than The Bank of New York with respect to any series of senior debt securities, The Bank of New York with respect to any series of senior subordinated debt securities or The Bank of New York with respect to any series of subordinated debt securities is named for a series of debt securities, the name of that trustee; and

     - any other specific terms, including any deleted, modified or additional events of default or remedies or additional covenants, and any terms that may be required by or advisable under applicable laws or regulations.

     Unless otherwise specified in the applicable prospectus supplement, we will issue the debt securities in registered form and in denominations of $1,000 and any integral multiple of $1,000 (Section 2.7). We will not require any service charge for any transfer or exchange of any registered debt securities, but we may require a payment to cover any tax or other governmental charge payable in connection with any transfer or exchange (Section 2.8).

     The debt securities may bear interest at either a fixed rate or a floating rate. We may sell debt securities bearing no interest, or bearing interest at a rate that at the time of issuance is below prevailing market rates, at a discount below the stated principal amount of those debt securities. Special U.S. federal income tax considerations may apply to these discounted debt securities, or to other debt securities issued at their stated principal amount that are treated as having been issued at a discount for U.S. federal income tax purposes, and these U.S. federal income tax considerations will be described in the applicable prospectus supplement.

     In determining whether the holders of the requisite aggregate principal amount of outstanding debt securities of any series have made or given any request, demand, authorization, direction, notice, consent or waiver under the applicable indenture, we will deem the principal amount of any series of debt securities originally issued at a discount from their stated principal amount to be outstanding for those purposes to be the amount of the principal of the series of debt securities that would be due and payable upon a declaration of acceleration of the maturity of those debt securities as of the date we are making the determination.

     Global Securities. The debt securities of any series may be issued in whole or in part in the form of one or more global securities. We would deposit any global security with, or on behalf of, a depositary identified in the applicable prospectus supplement. We may issue global securities only in fully registered form and in either temporary or permanent form. Unless and until we exchange the global security in whole or in part for the individual debt securities represented by that global security, the global security:

     - may not be transferred except as a whole; and

     - may only be transferred

        -- by the depositary for that global security to its nominee,

        -- by a nominee of that depositary to that depositary or another of its nominees, or

        -- by that depositary or any of its nominees to a successor depositary or nominee of that successor depositary (Section 2.8).

     We will describe the specific terms of the depositary arrangement for any series of debt securities including one or more global securities in the applicable prospectus supplement. We currently anticipate that the following provisions will generally apply to all depositary arrangements.

     When we issue a global security, the depositary for that global security or its nominee will credit, on its book-entry registration and transfer system, the principal amounts of the individual debt securities represented by that global security to the accounts of persons who have accounts with that depositary. These accounts will be designated by the dealers, underwriters or agents for those debt securities or by us if we directly offer and sell the debt securities. Ownership of beneficial interests in a global security will be limited to persons who have accounts with the applicable depositary, whom we refer to as participants, or persons who may hold interests through a participant. Ownership of beneficial interests in the global security will be shown on, and the transfer of beneficial interests will be effected only through, records maintained by the depositary or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability of some purchasers to transfer beneficial interests in a global security.

     As long as the depositary for a global security or its nominee is the registered owner of the global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by that global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security will not

     - be entitled to have any of the individual debt securities of the series represented by that global security registered in their names,

     - receive or be entitled to receive physical delivery of any of those debt securities in definitive form, and

     - be considered the owners or holders of the debt securities under the applicable indenture.

     We will make payment of principal of, premium, if any, or interest, if any, on, individual debt securities represented by a global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the individual debt securities. We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal of, premium, if any, or interest, if any, in respect of, a global security representing any debt securities, will immediately credit participants' accounts with payments in amounts proportionate to their beneficial interests in the principal amount of the global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of the participants. None of us, the applicable trustee for the debt securities, any paying agent or the registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for the individual debt securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests in the global security.

     If the depositary for a series of debt securities represented in whole or in part by a global security is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities in exchange for the global security representing that series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement, determine not to have any debt securities of a series represented by a global security. In that event, we will issue individual debt securities in exchange for the global security representing those debt securities. Further, we may specify that with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of that series may, on terms acceptable to us, the applicable trustee and the depositary for that global security, receive individual debt securities in exchange for that beneficial interest, subject to any limitations described in the applicable prospectus supplement. In that event, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities of the series represented by the global security equal in principal amount to its beneficial interest and to have those individual debt securities registered in its name. We will issue those individual debt securities in registered form and in denominations, unless otherwise specified in the applicable prospectus supplement, of $1,000 and integral multiples of $1,000.

     Events of Default. Unless otherwise specified in the applicable prospectus supplement, an event of default with respect to the debt securities of any series is defined in the indenture under which these securities will be issued as:

     - our failure to pay when due any installment of interest on any debt securities of that series and our continued failure to do so for 30 days;

     - our failure to pay when due the principal on any debt securities of that series;

     - our failure for 60 days after notice to us by the applicable trustee, or to us and the applicable trustee by the holders of 25% in aggregate principal amount of the debt securities of that series then outstanding, to comply in any material respect with any other covenant, condition or agreement in the debt securities of that series or in the indenture or in any supplemental indenture; or

     - specified events of bankruptcy, insolvency or reorganization relating to us (Section 5.1).

If any event of default under the first three bullet points above occurs and is continuing, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of that series then outstanding, by notice in writing to us, and to the applicable trustee, if given by the holders, may declare the principal, or, in the case of any series of debt securities originally issued at a discount from their stated principal amount, the portion of the principal amount as may be specified in the terms of that series, of all debt securities of that series and any accrued interest to be due and payable immediately. However, the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding, by notice in writing to us and the applicable trustee, may rescind and annul this declaration and its consequences if all defaults under the applicable indenture are cured or waived. If an event of default under the fourth bullet point above occurs and is continuing, the principal, or in the case of any series of debt securities issued at a discount from their stated principal amount, the portion of the principal amount as may be specified in the terms of those debt securities, of all those debt securities and any accrued interest will immediately become due and payable without any act by the applicable trustee or holders (Section 5.1).

     Each indenture provides that no holder of any series of debt securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, that indenture, unless

     - that holder previously gave written notice of default and of the continuance of default to the applicable trustee,

     - the holders of not less than 25% in aggregate principal amount of that series of debt securities then outstanding have requested the applicable trustee in writing to institute the suit, action or proceeding and have offered to the applicable trustee any reasonable indemnity as it may require concerning the suit, action or proceeding, and

     - the applicable trustee, for 60 days after its receipt of that notice, request and offer of indemnity, neglects or refuses to institute the action, suit or proceeding.

However, subject to the subordination provisions that apply to senior subordinated and subordinated debt securities, the right of any holder of any debt security to receive payment of the principal of, or premium, if any, or interest, if any, on, that debt security, on or after the respective due dates, or to institute suit for the enforcement of any payment, may not be impaired or affected without the consent of that holder (Section 5.4).

     The holders of a majority in aggregate principal amount of the debt securities of the series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee or exercising any trust or power conferred on the applicable trustee relating to the debt securities of the series, except that the applicable trustee may decline to follow these directions if the applicable trustee determines that the action or proceeding is unlawful or would involve the applicable trustee in personal liability, unless the holders provide a satisfactory indemnity (Section 5.7).

     We are required to furnish to the applicable trustee annually a certificate concerning our compliance with all conditions and covenants under each indenture under which debt securities have been issued (Section 3.3).

     Discharge and Defeasance. Unless otherwise specified in the applicable prospectus supplement, we can discharge or defease our obligations as to any series of debt securities as described below (Article Ten).

     We may discharge all of our obligations, except specified obligations described below, to holders of any series of debt securities issued under an indenture that have not already been delivered to the applicable trustee for cancellation and that have either become due and payable, or are by their terms due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the applicable trustee cash or U.S. government obligations or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on, all outstanding debt securities of the series and to make any mandatory sinking fund payments on the series when due.

     Unless otherwise provided in the applicable prospectus supplement, we may also elect at any time to

     - defease and be discharged from all of our obligations, except specified obligations described below, to holders of any series of debt securities under the applicable indenture, which we refer to as "defeasance," or

     - be released from all of our obligations with respect to covenants prohibiting us from suffering specific liens and from engaging in specified sale and leaseback transactions under the senior debt indenture applicable to any series of debt securities under that indenture, which we refer to as "covenant defeasance,"

if, among other things:

     - we irrevocably deposit with the applicable trustee cash or U.S. government obligations, or a combination of cash and U.S. government obligations, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, and to make any mandatory sinking fund payments, if any, on all outstanding debt securities of that series, when due and those funds have been so deposited for 91 days;

     - this deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which we are a party or by which we are bound; and

     - we deliver to the applicable trustee a legal opinion to the effect that the holders of that series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of that deposit and defeasance or covenant defeasance and that deposit and defeasance or covenant defeasance will not otherwise alter the U.S. federal income tax treatment of the holders' principal and interest payments, if any, on that series of debt securities. This opinion in the case of defeasance must be based on a ruling of the Internal Revenue Service or a change in U.S. federal income tax law occurring after the date of the applicable indenture, since that result would not occur under current tax law (Section 10.1).

     However, no discharge, defeasance or covenant defeasance described above may affect the following obligations to, or rights of, the holders of any series of debt securities:

     - rights of registration of transfer and exchange;

     - rights of substitution of mutilated, defaced, destroyed, lost or stolen debt securities;

     - rights to receive payments of principal, premium, if any, and interest, if any, on the original due dates for those payments, but not upon acceleration, and to receive mandatory sinking fund payments, if any, when due;

     - rights, obligations, duties and immunities of the applicable trustee;

     - rights of holders as beneficiaries in property deposited with the applicable trustee in connection with the discharge, defeasance or covenant defeasance payable to all or any of them; and

     - our obligations to maintain an office or agency for debt securities of that series (Section 10.1).

     We may exercise our defeasance option as to any series of debt securities notwithstanding our prior exercise of our covenant defeasance option as to that series of debt securities. If we exercise our defeasance option as to any series of debt securities, payment of that series of debt securities may not be accelerated because of an event of default concerning that series of debt securities. If we exercise our covenant defeasance option as to any series of senior debt securities, payment of that series of debt securities may not be accelerated due to an event of default concerning the covenants to which that covenant defeasance is applicable. However, if this acceleration were to occur by reason of another event of default, the realizable value at the acceleration date of the cash and U.S. government obligations in the defeasance trust could be less than the principal of, and any premium and interest and any mandatory sinking fund payments then due on, that series of debt securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

     Modification of the Indenture. Each indenture provides that we and the applicable trustee may enter into supplemental indentures without the consent of the holders of the debt securities to

     - evidence the assumption by a successor entity of our obligations under that indenture,

     - add covenants or new events of default for the protection of the holders of the debt securities issued under that indenture,

     - cure any ambiguity or correct any inconsistency in that indenture,

     - establish the form and terms of debt securities issued under that indenture,

     - evidence the acceptance of appointment by a successor trustee,

     - secure those debt securities,

     - add to or modify that indenture to provide for the issuance of debt securities in foreign currencies,

     - provide for the issuance of any series of debt securities in coupon form,

     - modify, eliminate or add to the provisions of that indenture to effect qualification of that indenture under the Trust Indenture Act of 1939 and add other provisions, subject to specified limitations, under the Trust Indenture Act,

     - designate a bank or trust company other than The Bank of New York to act as trustee for a series of senior debt securities, The Bank of New York to act as trustee for a series of senior subordinated debt securities, or The Bank of New York to act as trustee for a series of subordinated debt securities, and

     - modify the existing covenants and events of default solely in respect of, or add new covenants and events of default that apply solely to, debt securities not yet issued and outstanding on the date of the supplemental indenture (Section 8.1).

     Each indenture also contains provisions permitting us and the applicable trustee, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of each series then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or of any supplemental indenture or modify in any manner the rights of the holders of the debt securities of that series. However, we and the applicable trustee may not, without the consent of the holder of each outstanding affected debt security:

     - extend the stated final maturity of any debt security;

     - reduce the principal amount of any debt security;

     - reduce the rate or extend the time of payment of interest, if any;

     - reduce or alter the method of computing any amount payable on redemption, repayment or purchase by us;

     - change the coin or currency in which principal, premium, if any, or interest, if any, are payable;

     - reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy;

     - impair or affect the right to institute suit for the enforcement of any payment or repayment;

     - if applicable, adversely affect any right of repayment or repurchase at the option of the holder; or

     - reduce the percentage in aggregate principal amount of debt securities of any series issued under the indenture, the consent of the holders of which is required for that modification (Section 8.2).

     Consolidation, Merger or Sale. Except as otherwise provided in the applicable prospectus supplement, we will not consolidate with or merge into any other person or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any person, unless

     - we are the surviving entity or the person formed by or surviving the consolidation or merger, if other than us, or to which the transfer or lease shall have been made is a corporation, partnership, limited liability company or trust organized and validly existing under the laws of the United States, any state of the United States or the District of Columbia and expressly assumes all of our obligations under the debt securities and under the indenture, and

     - immediately after giving effect to the transaction, no default or event of default exists.

Upon any consolidation, merger, sale, conveyance, transfer or lease, the successor corporation formed by the consolidation, or into or with which we are merged or to which that sale, transfer or lease is made, shall succeed to, and be substituted for, and may exercise the rights and powers of, us under the indenture and under the debt securities (Sections 9.1 and 9.2).

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     General. We will issue senior debt securities under the senior debt indenture. The senior debt securities will rank pari passu with all of our other unsecured and unsubordinated debt.

     Limitation on Liens. The senior debt indenture provides that we will not, and will not permit any Restricted Subsidiary (as defined below) to issue or assume any indebtedness for money borrowed (which we refer to as debt), or guarantee any debt, if that debt or that guarantee is secured by a mortgage, pledge or lien (which we collectively refer to as a lien), or directly or indirectly secure any outstanding debt by a lien upon, any Principal Property (as defined below), now owned or later acquired, without effectively providing that the senior debt securities shall be secured equally and ratably with that debt, except that the foregoing restrictions shall not apply to:

     - liens on any Principal Property acquired after the date of the applicable indenture which are created or assumed contemporaneously with or within 90 days of the acquisition of the Principal Property to secure or provide for the payment of the purchase price or acquisition cost of that Principal Property, if (1) the principal amount of the debt secured by that lien does not exceed 100% of the purchase price or acquisition cost and (2) that lien does not cover any Principal Property other than the Principal Property and any improvements on or connected rights acquired in that transaction;

     - liens on receivables subject to a Receivable Financing Transaction (as defined below);

     - liens on any Principal Property acquired after the date of the indenture existing at the time that Principal Property is acquired;

     - liens on any Principal Property or shares of stock or debt acquired from a corporation merged with or into us or a Restricted Subsidiary;

     - liens to secure debt of a subsidiary to us or another subsidiary;

     - liens in existence on any Principal Property on the date of the indenture;

     - liens on any Principal Property constituting unimproved real property constructed or improved after the date of the indenture to secure or provide for the payment or cost of that construction or improvement, if
       (1) the principal amount of the debt secured by that lien does not exceed 100% of that cost and (2) that lien does not cover any Principal Property other than that unimproved real property and any improvements on or connected rights constructed or approved in that transaction;

     - liens in favor of governmental bodies to secure advance or progress payments pursuant to any contract or statute or indebtedness incurred for the purpose of financing the purchase price or cost of constructing or improving the Principal Property subject to that lien;

     - pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

     - liens for taxes not yet due or which are being contested in good faith by appropriate proceedings;

     - liens securing any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements) of our debt or that of any Restricted Subsidiary outstanding as of December 31, 2000; and

     - liens securing any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), in whole or in part, of any lien referred to in the preceding bullet points (Section 3.6(a) of the senior debt indenture).

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

     However, we and any Restricted Subsidiary may, without equally and ratably securing the senior debt securities, issue or assume secured debt or enter into a secured guarantee, which would otherwise be subject to the these lien restrictions, if the sum of

     - that secured debt, or guarantee, together with all other of our secured debt and guarantees and that of our Restricted Subsidiaries, but not including secured debt and guarantees permitted by these lien restrictions, and

     - the Attributable Debt (as defined below) relating to Sale and Lease-Back Transactions (as defined below) existing at that time (other than Sale and Lease-Back Transactions permitted by the first paragraph under the caption "Limitation on Sale and Lease-Back Transactions" below)

does not exceed 15% of the shareholders' equity in us and our consolidated subsidiaries, excluding accumulated other comprehensive losses, as shown on the audited consolidated balance sheet contained in the latest annual report to our shareholders (Section 3.6(b) of the senior debt indenture).

     The term "Principal Property" means all property and assets of the Issuer and its Restricted Subsidiaries considered as Property, Plan and Equipment for purposes of the Issuer's consolidated balance sheet (Section 1.1 of the senior debt indenture).

     The term "Receivable Financing Transaction" means any transaction or series of transactions involving a sale of accounts receivable, without recourse based upon the collectibility of the receivables sold, by us or any Restricted Subsidiary to a wholly owned Restricted Subsidiary created solely for the purpose of facilitating the transaction, and a subsequent sale or pledge of those accounts receivable by that Restricted Subsidiary, in each case without any guarantee by us or any Restricted Subsidiary other than that Restricted Subsidiary.

     The term "Restricted Subsidiary" means any subsidiary organized and existing under the laws of the United States or Canada, including any branch of any of those subsidiaries whether that branch is located in the United States, Canada or any other country (Section 1.1 of the senior debt indenture).

     Limitation on Sale and Lease-Back Transactions. Sale and Lease-Back Transactions (as defined below) by us or any Restricted Subsidiary are prohibited by the senior debt indenture unless the proceeds of the sale or transfer are at least equal to the fair value (as determined by our board of directors) of the Principal Property to be leased in that Sale and Lease-Back Transaction and either

     - we or the Restricted Subsidiary is allowed to incur a lien on that Principal Property under the covenant described in "Limitation on Liens" above,

     - the Sale and Lease-Back Transactions are between or among us and any of our subsidiaries or between or among our subsidiaries,

     - the lease is for a period not exceeding three years and we or the Restricted Subsidiary that is a party to that lease intends that our use of that Principal Property will be discontinued on or before the expiration of that period, or

     - we apply, or cause that Restricted Subsidiary to apply, an amount equal to the fair value (as determined by our board of directors) of the Principal Property sold pursuant to that Sale and Lease-Back Transaction to (1) the retirement, within 60 days after the effective date of that Sale and Lease-Back Transaction, of Funded Debt (as defined below) of ours or of that Restricted Subsidiary, or (2) the purchase of other property that will constitute Principal Property (Section 3.7(a) of the senior debt indenture).

     However, we and any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction that would otherwise be subject to the these restrictions, if the sum of

     - the amount of the Attributable Debt (as defined below) relating to that Sale and Lease-Back Transaction,

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

     - all other secured debt and guarantees of ours and of our Restricted Subsidiaries, but not including secured debt and guarantees permitted by the lien restrictions described above, and

     - all other Attributable Debt relating to Sale and Lease-Back Transactions existing at that time (other than Sale and Lease-Back Transactions permitted by the first paragraph under the restrictions above does not exceed 15% of the shareholders' equity in us and our consolidated subsidiaries, excluding accumulated other comprehensive losses, as shown on the audited consolidated balance sheet contained in the latest annual report to our shareholders (Section 3.7(b) of the senior debt indenture).

     The term "Attributable Debt" means, with respect to any particular series of debt securities and as of any particular time, the present value, discounted at an annual rate equal to the interest rate or annual yield of the debt securities, of the obligation of a lessee for rental payments (not including amounts payable by the lessee for maintenance, property taxes and insurance) due during the remaining term of any lease (including any period for which the lease has been extended or may, at the option of the lessor, be extended) (Section 1.1 of the senior debt indenture).

     The term "Funded Debt" means debt which by its terms matures at, or is extendable or renewable at the option of the obligor to, a date more than twelve months after the date of the creation of that debt, including but not limited to, outstanding revolving credit loans (Section 1.1 of the senior debt indenture).

     The term "Sale and Lease-Back Transaction" means the sale or transfer of any Principal Property owned by us or any Restricted Subsidiary with the intention of taking back a lease on that Principal Property (Section 1.1 of the senior debt indenture).

PROVISIONS APPLICABLE SOLELY TO SENIOR SUBORDINATED AND SUBORDINATED DEBT SECURITIES

     Subordination. The subordinated debt securities will be subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all of our senior indebtedness.

     "Senior indebtedness" is defined in the subordinated debt indenture as our debt outstanding at any time, other than the debt evidenced by the subordinated debt securities of any series, except

     - any debt as to which, by the terms of the instrument creating or evidencing the same, it is provided that that debt is not senior in right of payment to the subordinated debt securities or is pari passu or subordinate by its terms in right of payment to the subordinated debt securities,

     - any debt of ours owed to a wholly owned subsidiary of ours,

     - interest accruing after the filing of a petition initiating specified events of bankruptcy or insolvency unless that interest is an allowed claim enforceable against us in a proceeding under federal or state bankruptcy laws, and

     - trade payables.

     The senior subordinated debt securities will be subordinate and junior in right of payment, to the extent set forth in the senior subordinated debt indenture, to all of our senior indebtedness. The senior subordinated debt securities will rank senior to all of our existing and future debt that is neither senior indebtedness nor senior subordinated indebtedness, and only debt of ours that is senior indebtedness will rank senior to the senior subordinated debt securities in accordance with the subordination provisions of the senior subordinated debt indenture.

     "Senior indebtedness" is defined in the senior subordinated debt indenture as all of our debt outstanding at any time except

     - any debt as to which, by the terms of the instrument creating or evidencing the same, it is provided that that debt is not senior in right of payment to the senior subordinated debt securities,

     - the senior subordinated debt securities,

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

     - any debt of ours owed to a wholly owned subsidiary of ours,

     - interest accruing after the filing of a petition initiating specified events of bankruptcy or insolvency unless that interest is an allowed claim enforceable against us in a proceeding under federal or state bankruptcy laws, and

     - trade payables.

     "Senior subordinated indebtedness" means the senior subordinated debt securities and any other of our debt that ranks pari passu with the senior subordinated debt securities. Any of our debt that is subordinate or junior by its terms in right of payment to any other of our debt shall be subordinate to senior subordinated indebtedness unless the instrument creating or evidencing the same or pursuant to which the same is outstanding specifically provides that that debt

     - is to rank pari passu with other senior subordinated indebtedness, and

     - is not subordinated by its terms to any debt of ours which is not senior indebtedness.

     If

     - we should default in the payment of any principal of, premium, if any, or interest, if any, on any senior indebtedness (as defined in the applicable indenture) when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, or

     - any other default with respect to senior indebtedness shall occur and the maturity of that senior indebtedness has been accelerated in accordance with its terms,

then, upon written notice of default to us and the applicable trustee by the holders of that senior indebtedness or any trustee of that senior indebtedness unless and until, in either case, that default shall have been cured or waived or shall have otherwise ceased to exist or the acceleration shall have been rescinded or that senior indebtedness has been paid in full, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on any of the senior subordinated debt securities or the subordinated debt securities, or in respect of any redemption, retirement, purchase or other acquisition of the senior subordinated debt securities or the subordinated debt securities other than those made in our capital stock (or cash in lieu of fractional shares) (Sections 13.1 and 13.4 of the senior subordinated debt indenture and Sections 13.1 and 13.4 of the subordinated debt indenture).

     If any default (other than a default described in the preceding paragraph) under the senior indebtedness, pursuant to which the maturity of that senior indebtedness may be accelerated immediately without further notice (except any notice as may be required to effect that acceleration) or the expiration of any applicable grace periods occurs (an event we refer to as a "senior nonmonetary default"), then, upon the receipt by us and the applicable trustee of written notice of that event from or on behalf of holders of that senior indebtedness specifying an election to prohibit that payment and other action by us in accordance with the following provisions of this paragraph, we may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during a payment blockage period commencing on the date of receipt of that notice and ending on the earlier of

     - the date, if any, on which the holders of that senior indebtedness or their representative notify the applicable trustee that that senior nonmonetary default is cured or waived or otherwise ceases to exist or the senior indebtedness to which the senior nonmonetary default relates is discharged, or

     - the 179th day after the date of receipt of that notice.

     However, we may resume payments on the senior subordinated debt securities and the subordinated debt securities after that payment blockage period. In any event, not more than one payment blockage period may be commenced during any period of 360 consecutive days, and there shall be a period of at

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

least 181 consecutive days in each period of 360 consecutive days when no payment blockage period is in effect.

     If

     - (1) without our consent, a receiver, conservator, liquidator or trustee of our company or of any of our property is appointed by the order or decree of any court or agency or supervisory authority having jurisdiction, and that decree or order remains in effect for more than 60 days, or (2) we are adjudicated bankrupt or insolvent, or (3) any of our property is sequestered by court order and that order remains in effect for more than 60 days, or (4) a petition is filed against us under any state or federal bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction whether now or hereafter in effect, and is not dismissed within 60 days after that filing;

     - we (1) commence a voluntary case or other proceeding seeking liquidation, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or other relief with respect to us or our debt or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of our company or any substantial part of our property, or (2) consent to any relief or to the appointment of or taking possession by any official in an involuntary case or other proceeding commenced against us, or (3) fail to, or cannot, pay our debts generally as they become due, or (4) take any corporate action to authorize or effect any of the foregoing; or

     - any of our subsidiaries takes, suffers or permits to exist any of the events or conditions referred to in the two previous bullet points,

then all senior indebtedness (including any interest thereon accruing after the commencement of any of those proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of senior subordinated debt securities or subordinated debt securities. Any payment or distribution, whether in cash, securities or other property (other than securities of ours or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the indebtedness evidenced by the senior subordinated debt securities or the subordinated debt securities, to the payment of all senior indebtedness then outstanding and to any securities issued in respect thereof under that plan of reorganization or readjustment) that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the senior subordinated debt securities or the subordinated debt securities of any series will be paid or delivered directly to the holders of senior indebtedness in accordance with the priorities then existing among those holders until all senior indebtedness (including any interest thereon accruing after the commencement of those proceedings) has been paid in full. In the event of any proceeding, after payment in full of all sums owing with respect to senior indebtedness, the holders of senior subordinated debt securities, or subordinated debt securities, as the case may be, together with the holders of our obligations ranking on a parity with the senior subordinated debt securities, or subordinated debt securities, as the case may be, will be entitled to be repaid from our remaining assets the amounts at that time due and owing on account of unpaid principal of, premium, if any, or interest, if any, on the senior subordinated debt securities, or subordinated debt securities, as the case may be, and those other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any of our capital stock or obligations ranking junior to the senior subordinated debt securities (including the subordinated debt securities or the subordinated debt securities, as the case may be) and those other obligations (Section 13.1 of the senior subordinated debt indenture and Section 13.1 of the subordinated debt indenture).

     If, however, any payment or distribution of any character, whether in cash, securities or other property (other than securities of ours or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the senior subordinated debt securities or subordinated debt securities, to the payment of all senior indebtedness then outstanding and to any securities issued in respect thereof under
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

any plan of reorganization or readjustment), shall be received by the applicable trustee, or any holder of any senior subordinated debt securities or subordinated debt securities in contravention of any of the terms of the senior subordinated debt indenture or the subordinated debt indenture, as the case may be, that payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the senior indebtedness then outstanding in accordance with the priorities then existing among those holders for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all of that senior indebtedness in full (Section 13.1 of the senior subordinated debt indenture and Section 13.1 of the subordinated debt indenture).

     By reason of this subordination, in the event of our insolvency, holders of senior indebtedness may receive more, ratably, than holders of the senior subordinated debt securities or subordinated debt securities. This subordination will not prevent the occurrence of any event of default (as defined in the applicable indenture) or limit the right of acceleration in respect of the senior subordinated debt securities or subordinated debt securities.

CONCERNING THE TRUSTEES

     Under the Trust Indenture Act of 1939, should a default occur with respect to any of the debt securities, The Bank of New York would be required to resign as trustee under two of the indentures, to the extent any debt securities have been issued under these indentures, within 90 days of that default unless that default was cured, duly waived or otherwise eliminated. The Bank of New York, the trustee under each indenture, may make loans to us in the normal course of business. If a bank or trust company other than The Bank of New York is to act as trustee for a series of debt securities, information concerning that other trustee will be set forth in the prospectus supplement relating to that series of debt securities.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities to one or more underwriters or dealers for public offering and sale by them or may sell the debt securities to investors directly, including through the Internet, or through agents. The prospectus supplement with respect to the debt securities offered thereby describes the terms of the offering of those debt securities and the method of distribution of the debt securities offered thereby and identifies any firms acting as underwriters, dealers or agents in connection therewith.

     The debt securities may be distributed from time to time in one or more transactions at a fixed price or prices (which may be changed) or at prices determined as specified in the prospectus supplement. In connection with the sale of the debt securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the debt securities for whom they may act as agent. Underwriters may sell the debt securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Certain of the underwriters, dealers or agents who participate in the distribution of the debt securities may engage in other transactions with, and perform other services for, us in the ordinary course of business.

     Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the debt securities, and any discounts, concessions or commissions allowed by underwriters to dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on the resale of the debt securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

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

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in those securities, and the imposition of a penalty bid, in connection with the offering.

                                 LEGAL MATTERS

     Certain legal matters with respect to the debt securities will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York, and for any underwriters or agents by Davis Polk & Wardwell, New York, New York. These legal matters will include whether the debt securities and the indentures have been properly authorized by York, and whether and to what extent the debt securities are valid and binding obligations of York.

                                    EXPERTS

     The consolidated financial statements and schedule of York International Corporation and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

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                        [YORK INTERNATIONAL CORP. LOGO]